                                                Filed Pursuant To Rule 424(b)(3)
                                            Registration Statement No. 333-50611



      THIS PROSPECTUS SUPPLEMENT RELATES TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AND IS SUBJECT TO COMPLETION OR AMENDMENT.

                   SUBJECT TO COMPLETION, DATED JUNE 1, 1998
             PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JUNE 1, 1998

                           FORD MOTOR CREDIT COMPANY

                 DM2,000,000,000    % NOTES DUE JUNE    , 20
                               ------------------

     The Notes are offered for sale in the United States, Europe and Asia. See
"Underwriting". The Notes will mature on June   , 20  and may not be redeemed by
Ford Motor Credit Company ("Ford Credit") prior to maturity unless certain events occur involving United States taxation. See "Description of Notes -- Redemption".

     Interest on the Notes is payable annually on June   of each year commencing
June   , 1999.

     The Notes will be represented by one or more fully registered Global Notes registered in the name of the nominee of The Depository Trust Company, New York, New York (the "Depository") for the account of its participants, including Deutsche Borse Clearing AG, Frankfurt am Main ("Clearing AG") and the U.S. Depositaries for the Euroclear System ("Euroclear") and Cedel Bank, societe anonyme ("Cedel"). Financial institutions that are participants in Clearing AG will hold beneficial interests in the Notes indirectly through the account of Clearing AG at the Depository. Beneficial interests in the Global Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depository and its direct and indirect participants. Except as described herein, Notes in definitive form will not be issued. All payments of principal and interest will be made by Ford Credit in immediately available Deutsche Mark or Euro funds. See "Description of Notes -- Global Clearance and Settlement Procedures". Purchasers of beneficial interests in the Notes are required to pay for the Notes in immediately available Deutsche Mark funds. See "Information on Foreign Exchange Exposure".

     Beneficial owners of the Notes that are not United States persons must certify that they are non-United States persons in order to receive payments on those Notes free of United States withholding tax. See "United States Taxation of Non-United States Persons -- Income and Withholding Tax".

     Application has been made to the Luxembourg Stock Exchange and to the Stock Exchange of Singapore Limited (the "Singapore Stock Exchange" and together the "Exchanges") for permission to deal in, and for listing of, the Notes on such Exchanges.
                               ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO
      WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.
                               ------------------

                                              INITIAL PUBLIC                UNDERWRITING                 PROCEEDS TO
                                            OFFERING PRICE(1)               DISCOUNT(2)               FORD CREDIT(1)(3)
                                            -----------------               ------------              -----------------
Per Note..............................                      %                          %                              %
Total.................................      $                               $                         $

------------
   (1) Plus accrued interest, if any, from June   , 1998.
   (2) Ford Credit has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to pay to the Representative up to $50,000 as reimbursement for all or a portion of their expenses.
   (3) Before deducting expenses payable by Ford Credit estimated to be $200,000.

                               ------------------

     The Notes are offered severally by the Underwriters and through their respective selling agents, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the Global Note, representing the Notes,
will be made on or about June   , 1998 through the facilities of the Depository,
Clearing AG, Cedel and Euroclear, against payment therefor in immediately available Deutsche Mark funds.
                               ------------------

                            GOLDMAN, SACHS & CO. OHG
                               ------------------
ABN AMRO BANK (DEUTSCHELAND) AG                   COMMERZBANK AKTIENGESELLSCHAFT
CREDIT SUISSE FIRST BOSTON AKTIENGESELLSCHAFT                      DEUTSCHE BANK
DRESDNER KLEINWORT BENSON                                  SOCIETE GENERALE S.A.
                               ------------------
            The date of this Prospectus Supplement is        , 1998.

     THE LUXEMBOURG STOCK EXCHANGE TAKES NO RESPONSIBILITY FOR THE CONTENTS OF THIS DOCUMENT, MAKES NO REPRESENTATION AS TO ITS ACCURACY OR COMPLETENESS AND EXPRESSLY DISCLAIMS ANY LIABILITY WHATSOEVER FOR ANY LOSS HOWSOEVER ARISING FROM OR IN RELIANCE UPON THE WHOLE OR ANY PART OF THE CONTENTS OF THIS DOCUMENT AND THE PROSPECTUS.

     THE SINGAPORE STOCK EXCHANGE ASSUMES NO RESPONSIBILITY FOR THE CORRECTNESS OF ANY OF THE STATEMENTS OR OPINIONS MADE OR REPORTS CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS. ADMISSION TO THE OFFICIAL LIST IS NOT TO BE TAKEN AS AN INDICATION OF THE MERITS OF THE ISSUER OR OF THE NOTES.

     THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS INCLUDE PARTICULARS GIVEN IN COMPLIANCE WITH THE REQUIREMENTS OF THE SINGAPORE STOCK EXCHANGE FOR THE PURPOSE OF GIVING INFORMATION WITH REGARD TO FORD CREDIT. FORD CREDIT ACCEPTS FULL RESPONSIBILITY FOR THE ACCURACY OF THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS AND CONFIRMS, HAVING MADE ALL REASONABLE INQUIRIES, THAT TO THE BEST OF ITS KNOWLEDGE AND BELIEF THERE ARE NO OTHER FACTS THE OMISSION OF WHICH WOULD MAKE ANY STATEMENT HEREIN MISLEADING IN ANY MATERIAL RESPECT.

     OFFERS AND SALES OF THE NOTES ARE SUBJECT TO RESTRICTIONS IN RELATION TO THE UNITED KINGDOM, THE FEDERAL REPUBLIC OF GERMANY, JAPAN AND SINGAPORE, DETAILS OF WHICH ARE SET OUT IN "UNDERWRITING" BELOW. THE DISTRIBUTION OF THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS AND THE OFFERING OF THE NOTES IN CERTAIN OTHER JURISDICTIONS MAY ALSO BE RESTRICTED BY LAW.
                             ---------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH NOTES, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

     IN CONNECTION WITH THIS OFFERING, CERTAIN PERSONS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE LUXEMBOURG STOCK EXCHANGE, THE SINGAPORE STOCK EXCHANGE, THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     No person has been authorized to give any information or to make any representations other than those contained in this Prospectus Supplement or the Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus Supplement and the Prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this Prospectus Supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus Supplement or the Prospectus nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that the information contained herein or therein is correct as of any time subsequent to the date of such information.

     In this Prospectus Supplement and accompanying Prospectus, unless otherwise specified or the context otherwise requires, references to "dollars", "$" and "U.S.$" are to United States dollars, and references to "DM" are to the Deutsche Mark.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Ford Credit's Annual Report on Form 10-K for the year ended December 31, 1997 (the "1997 10-K Report"), Ford Credit's Quarterly Report on Form 10-Q for the Quarter ended March 31, 1998 (the "First Quarter 10-Q Report"), and Ford Credit's Current Reports on Form 8-K dated January 12, 1998, February 3, 1998 (the "February 8-K Report"), February 11, 1998, March 30, 1998, April 16, 1998 and April 27, 1998 are incorporated in this Prospectus Supplement by reference. All documents filed by Ford Credit pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this Prospectus and prior to the termination of the offering of the Notes shall be deemed to be incorporated by reference into this Prospectus Supplement and to be a part hereof from the date of filing such documents. Such reports include, and such documents may include, information concerning Ford, as well as Ford Credit.

     The financial statements which are incorporated in this Prospectus Supplement and accompanying Prospectus by reference to the 1997 10-K Report and the February 8-K Report have been audited by Coopers & Lybrand L.L.P. ("Coopers & Lybrand"), 400 Renaissance Center, Detroit, Michigan 48243, independent certified public accountants, to the extent indicated in their reports therein, and have been so incorporated in reliance upon the report of that firm, given on their authority as experts in accounting and auditing.

     Coopers & Lybrand have given and not withdrawn their written consent to the issue of this Prospectus Supplement and the accompanying Prospectus with the incorporation by reference herein of (i) their report dated January 26, 1998 in the 1997 10-K Report and in the February 8-K Report on the audited financial statements of Ford Credit for the financial years ended December 31, 1997 and
(ii) their report dated April 15, 1998 in the First Quarter 10-Q Report on the unaudited financial statements of Ford Credit for the periods ending March 31, 1998 and 1997 (which report states that they did not audit and do not express an opinion on that interim financial information), Coopers and Lybrand have consented to the references to their name in the form and context in which they are included.

     This Prospectus Supplement and accompanying Prospectus, together with the documents incorporated by reference herein, will be available free of charge at the office of Banque Internationale a Luxembourg S.A., 69 route d'Esch L-1470, Luxembourg.

           DIRECTORS AND PRINCIPAL EXECUTIVE OFFICERS OF FORD CREDIT

E.S. Acton,
Vice President

M.E. Bannister,
Vice President

J.P. Burkhard,
Vice President-Treasurer

K.J. Coates,
Director and
Executive Vice President

J.M. Devine,
Director

D.C. Flanigan,
Director and
Executive Vice President

R.A. Kniebes,
Vice President

M.S. Macdonald,
Director

J.T. Noone,
Vice President
M.R. O'Rear,
Vice President

W.D. Roberts,
Vice President

D.E. Ross,
Vice President

A.J. Salmon,
Vice President

G.C. Smith,
Director and
Executive Vice President

R.C. VanLeeuwen,
Vice President

J.M. Walsh,
Vice President

G.E. Watts,
Vice President

K. Whipple,
Director and
Chairman of the Board

All of the above-named persons are full-time employees of Ford Motor Company ("Ford") or Ford Credit.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Notes will be added to the general funds of Ford Credit and will be available for the purchase of receivables, for loans and for the payment of maturing debt. Such proceeds initially may be used to reduce short-term borrowings or may be invested temporarily in short-term
securities. Net proceeds to be paid to Ford Credit will be DM                 .

                  CAPITALIZATION OF FORD MOTOR CREDIT COMPANY
                                AND SUBSIDIARIES

     The capitalization of Ford Credit and its subsidiaries at March 31, 1998 is as follows (in millions of U.S. dollars):

                                                              OUTSTANDING    ADDITIONAL
                                                               MARCH 31,     LONG-TERM
                                                                 1998       INDEBTEDNESS
                                                              -----------   ------------
                                                              (UNAUDITED)
SENIOR INDEBTEDNESS, UNSECURED
     Short-term
          Commercial paper..................................  $ 42,299.5
          Other short-term debt.............................     6,499.4
                                                              ----------
               Total short-term debt........................    48,798.9
     Long-term debt payable within one year.................    10,114.2
     Long-term notes and debentures.........................    45,367.2
Notes offered hereby(1).....................................          --       $
                                                              ----------
               Total debt...................................   104,280.3
                                                              ----------
STOCKHOLDER'S EQUITY
     Capital stock, par value $100 a share (250,000 common
      shares authorized, issued, and outstanding)...........        25.0
     Paid-in surplus (contributions by stockholder).........     3,896.4
     Note receivable from affiliated company................    (1,517.0)
     Accumulated other comprehensive income.................      (133.2)
     Earnings retained for use in the business..............     7,605.2
                                                              ----------
               Total stockholder's equity...................     9,876.4
                                                              ----------
TOTAL CAPITALIZATION........................................  $114,156.7
                                                              ==========

------------
(1) Based on a spot rate of exchange of U.S.$1.00 = DM       .

     Except as set forth herein, there has been no material change in the capitalization of Ford Credit since March 31, 1998 to the date of this Prospectus Supplement.

                           EXCHANGE RATE INFORMATION

     The Deutsche Mark is a freely convertible currency in accordance with
Article VIII of the Articles of Agreement of the International Monetary Fund. The Federal Republic of Germany is a member of the European Monetary System ("EMS") and takes part in the exchange rate mechanism of the EMS, where the Deutsche Mark serves as an anchor currency. Within the EMS, exchange rates may fluctuate within permitted margins, fixed by central bank intervention. Against currencies outside the EMS, the Deutsche Mark has, in theory, free floating exchange rates, although central banks sometimes try to confine short-term exchange rate fluctuations by intervening in foreign exchange markets.

     Under the treaty establishing the European Community, as amended by the Treaty on European Union (the "Maastricht Treaty"), to which the Federal Republic of Germany is a signatory, it is provided that at January 1, 1999, and subject to the fulfillment of certain conditions, a single unified currency (the "euro") is to become legal tender in those Member States of the European Union ("EU") that satisfy the convergence criteria set forth in the Maastricht Treaty. In May 1998, the Council of the European Union determined that eleven members of the EU satisfied the convergence criteria. Germany satisfies the conversion criteria and on January 1, 1999, the euro will replace the Deutsche Mark as legal currency in the Federal Republic of Germany. The conversion rate between the Deutsche Mark and the euro will be fixed by the Commission of the European Union. Bills and coins in euro will be circulated for the first time on January 1, 2002 and for a two-year transitional period until December 31, 2001, the Deutsche Mark will remain legal tender in the Federal Republic of Germany as an expression of the euro. Ford Credit may, during this transitional period, continue to pay principal of and interest on the Notes in Deutsche Mark or may redenominate the Notes into euro and thereafter pay principal of and interest on the Notes in euro. See "Description of Notes -- Redenomination into Euro". After December 31, 2001, all payments under the Notes must be made in euro.

     Fluctuations in the exchange rate between the Deutsche Mark and the U.S. dollar will affect the U.S. dollar equivalent both of the Deutsche Mark principal of and interest on the Notes and of the price of the Notes if traded. Fluctuations in exchange rates that have occurred in the past are not necessarily indicative of fluctuations in the rate that may occur during the term of the Notes.

     The following table shows the period end, average high and low Noon Buying Rate for Deutsche Mark, expressed in Deutsche Mark per $1.00, for the periods and dates indicated. No representation is made that the Deutsche Mark or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Deutsche Mark, as the case may be, at any particular rate.

        YEAR ENDED DECEMBER 31,          PERIOD END   AVERAGE(1)    HIGH     LOW
---------------------------------------  ----------   ----------   ------   ------
1993...................................    1.7395       1.6545     1.7405   1.5675
1994...................................    1.5495       1.6216     1.7627   1.4920
1995...................................    1.4345       1.4321     1.5612   1.3565
1996...................................    1.5387       1.5070     1.5655   1.4354
1997...................................    1.7991       1.7394     1.8810   1.5413
1998(2)................................

------------
(1) The average of the Noon Buying Rates on the last business day of each month during the relevant period.

(2) Through May 15, 1998. On May 15, 1998, the Noon Buying Rate was DM     =
    $1.00.

     There are, except in limited embargo circumstances, no legal restrictions in the Federal Republic of Germany on international capital movements and foreign exchange transactions. However, for statistical purposes only, every individual or corporation residing in the Federal Republic of Germany must report to the Deutsche Bundesbank, subject to certain exceptions, any payment received from or made to an individual or a corporation resident outside of the Federal Republic of Germany if such payment exceeds DM5,000 (or the equivalent in a foreign currency).

     It is expected that dealers in the foreign exchange markets will provide bid and offer quotations for the exchange rate of the euro in terms of most of the world's currencies on a daily basis.

                              DESCRIPTION OF NOTES

     The following description of the particular terms of the Notes offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of Debt Securities set forth in the Prospectus. The Notes are part of the Debt Securities registered by Ford Credit in May 1998 to be issued on terms to be determined at the time of sale.

GENERAL

     The Notes will be limited to DM2,000,000,000 aggregate principal amount, will be unsecured obligations of Ford Credit and will mature and be redeemed at
par on June      , 20     . The Notes will rank prior to all subordinated
indebtedness of Ford Motor Credit Company (parent company only) and pari passu with all other unsecured and unsubordinated indebtedness of Ford Motor Credit Company (parent company only).

     The Notes will bear interest from June     , 1998 at the rate per annum set
forth on the cover page of this Prospectus Supplement, payable on June     of
each year -- commencing June     , 1999, to the person in whose name the Note
was registered at the close of business on the 15th day preceding the respective Interest Payment Date. If any day on which a payment is due with respect to a
Note is not a Business Day, then the holder thereof shall not be entitled to payment of the amount due until the next following Business Day nor to any additional principal, interest or other payment as a result of such delay except as otherwise provided under "Payment of Additional Amounts". "Business Day" shall mean any day which is not a Saturday or Sunday or a day on which banks in New York City or Frankfurt are authorized or obligated by law or regulation to close.

     The Notes are not subject to redemption prior to maturity unless certain events occur involving United States taxation. In such event, the Notes will be redeemed at a redemption price of 100% of their principal amount plus accrued and unpaid interest to the date of redemption. See "Description of Notes -- Redemption".

BOOK-ENTRY, DELIVERY AND FORM

     The Notes will be issued in the form of one or more fully registered Global Notes (the "Global Notes") which will be deposited with, or on behalf of, the Depository and registered in the name of Cede & Co., the Depository's nominee. Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depository. Investors may elect to hold interests in the Global Notes through the Depository, Clearing AG, Euroclear or Cedel, if they are participants of such systems, or indirectly through organizations which are participants in such systems. Clearing AG holds beneficial interests in the Notes on behalf of its account holders through its account at the Depository. Cedel and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Cedel's and Euroclear's names on the books of their respective depositaries, which in turn will hold such interests in customers' securities accounts in the depositaries' names on the books of the Depository. Citibank, N.A. will act as depositary for Cedel and The Chase Manhattan Bank will act as depositary for Euroclear (in such capacities, the "U.S. Depositaries"). Beneficial interests in the Global Notes will be held in denominations of DM1,000 and integral multiples thereof. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of the Depository or to a successor of the Depository or its nominee. In the event definitive Notes are issued, Ford Credit will appoint a paying agent and transfer agent in Luxembourg and Singapore.

PAYMENT

     In order for a person holding a beneficial interest in the Notes directly through the Depository (other than through Clearing AG) to receive payments of the principal of, or interest on the Notes, such holder must specify wire transfer instructions to the Frankfurt office of the Trustee, The Chase Manhattan Bank, at Ulmenstrasse 30, 60325 Frankfurt am Main Germany (the "Paying Agent") of the Deutsche Mark account in the Federal Republic of Germany where payments are to be made. In order for payments of principal or interest to be made in a timely manner, such instruction must be received by the Paying Agent no later than the fifth day preceding the date of payment.

     Distributions of principal of, and interests on, the Notes held through Clearing AG, Euroclear or Cedel will be credited to the cash accounts of Clearing AG account holders, Euroclear participants or Cedel participants in accordance with the relevant systems rules and procedures, to the extent received by its depositary.

GLOBAL CLEARANCE AND SETTLEMENT PROCEDURES

     Although the Depository, Clearing AG, Euroclear and Cedel have agreed to the procedures provided below in order to facilitate transfers of beneficial interests in the Notes among participants of the Depository, Clearing AG, Euroclear and Cedel, they are under no obligation to perform or continue to perform such procedures and such procedures may be modified or discontinued at any time. None of Ford Credit, the Underwriters, the Trustee or the Paying Agent will have any responsibility for the performance by the Depository, Clearing AG, Euroclear or Cedel or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations. The following information on clearance and settlement is based on information provided by the several clearing systems identified herein.

Certification and Custody

     Clearing and settlement arrangements, including the existing links between the Depository, Clearing AG, Euroclear and Cedel, will provide investors access to four major clearing systems. At initial settlement, the Notes will be represented by the Global Note, which will not be exchangeable for Notes in definitive form except in the limited circumstances described in the accompanying Prospectus. Financial institutions that are participants in the Depository, including Clearing AG, will hold beneficial interests in the Notes through their accounts at the Depository. In turn, Euroclear and Cedel will hold beneficial interests in the Notes through its U.S. Depositary and, accordingly, investors electing to hold such interests through financial institutions that are participants in Euroclear and Cedel will hold indirect interests in the Global Note.

Payment

     All payments duly made by Ford Credit to, or to the order of, the registered holder of the Global Note, shall discharge the liability of Ford Credit under the Notes to the extent of the sum or sums so paid. Therefore, after such payments have been duly made, payments by direct and indirect participants of the Depository to owners of beneficial interests in the Notes will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of the direct or indirect participants of the Depository. None of Ford Credit, the Underwriters (except as direct or indirect participants of the Depository), the Trustee or the Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made or to be made on account of beneficial interests in the Notes or for maintaining, supervising or reviewing any records relating to such beneficial interests.

The Clearing Systems

  The Depository

     For a discussion concerning the Depository, see "Description of Debt Securities -- Book-Entry, Delivery and Form" in the accompanying Prospectus.

  Clearing AG

     Clearing AG is incorporated under the laws of the Federal Republic of Germany and acts as a specialized depositary and clearing organization. Clearing AG is subject to regulation and supervision by the Federal Banking Authority (Bundesaufsichtsamt fur das Kreditwesen).

     Clearing AG holds securities for its accountholders and facilitates the clearance and settlement of securities transactions between its accountholders through electronic book-entry changes in securities accounts with simultaneous payment in Deutsche Mark in same-day funds. Thus, the need for physical delivery of certificates is eliminated.

     Clearing AG provides to its accountholders, among other things, services for safekeeping, administration, clearance and settlement of domestic German and internationally traded securities and securities lending and borrowing. Its accountholders are banking institutions located in Germany, including German branches of non-German financial institutions, and securities brokers or dealers admitted to a German stock exchange that meet certain additional requirements. Indirect access to Clearing AG is available to others such as the Underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and others, including individuals, that clear through or maintain custodial relationships with its accountholders, either directly or indirectly.

  Cedel

     Cedel advises that it is incorporated under the laws of Luxembourg as a professional depositary. Cedel holds securities for its participating organizations ("Cedel Participants") and facilitates the clearance and settlement of securities transactions between Cedel Participants through electronic book-entry changes in accounts of Cedel Participants, thereby eliminating the need for physical movement of certificates. Cedel provides to Cedel Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Cedel interfaces with domestic markets in several countries. As a professional depositary, Cedel is subject to regulation by the Luxembourg Monetary Institute. Cedel Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the Underwriters. Indirect access to Cedel is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Cedel Participant either directly or indirectly.

     Distributions with respect to the Notes held beneficially through Cedel will be credited to cash accounts of Cedel Participants in accordance with its rules and procedures.

  Euroclear

     Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear ("Euroclear Participants") and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by the Brussels, Belgium office of Morgan Guaranty Trust Company of New York (the "Euroclear Operator"), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the "Cooperative"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the

Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the Underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

     The Euroclear Operator is the Belgian branch of a New York banking corporation which is a member bank of the Federal Reserve System. As such, it is regulated and examined by the Board of Governors of the Federal Reserve System and the New York State Banking Department, as well as the Belgian Banking Commission.

     Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

     Distributions with respect to the Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions.

Initial Settlement

     The Global Note will be delivered at initial settlement to The Chase Manhattan Bank, in New York, as custodian for the Depository. Initial settlement for the Notes will be made in immediately available Deutsche Mark funds (i.e., for value on the date of delivery of the Notes).

     Customary settlement procedures will be followed for participants of the Depository, Clearing AG, Euroclear or Cedel at initial settlement. Settlement procedures applicable to the domestic Deutsche Mark market will be followed for primary market purchasers which are Clearing AG account holders, and beneficial interests in the Notes will be credited to their securities accounts on the settlement date against payment in Deutsche Mark in same-day funds. Settlement procedures applicable to Deutsche Mark eurobonds will be followed for primary market purchasers which are Euroclear or Cedel participants, and beneficial interests in the Notes will be credited to their securities accounts on the business day following the settlement date against payment for value on the settlement date. Primary market purchasers which are Depository participants will have their securities accounts with the Depository credited with beneficial interests in the Notes free of payment.

Secondary Market

     Secondary market sales between purchasers within a single clearing system and between Euroclear and Cedel participants. Secondary market sales of beneficial interests in Notes for settlement within each clearing system will be settled in accordance with the rules and procedures established by the relevant system. Sales to be settled within Euroclear or Cedel and between Euroclear and Cedel will normally settle on a three business day basis unless parties specify a different period (which may be as short as two business days). Sales to be settled within the Depository will be settled using the procedures applicable to U.S. corporate debt obligations free of payment. In such case, separate payment arrangements outside of the Depository are required to be made between the Depository participants.

     Secondary market sales between Clearing AG account holders and Euroclear or Cedel participants. These trades normally settle on a three business day basis (unless parties specify a different period, which may be as short as two business days).

     Secondary market sales from a Depository participant (other than Clearing
AG) to a Clearing AG account holder or a Euroclear or Cedel participant. Prior to 5:00 p.m. Frankfurt time on the Business Day prior to settlement, a Depository participant (other than Clearing AG and its participants) selling beneficial interests in Notes to a Clearing AG account holder will deliver the beneficial interests in Notes to the account of Clearing AG with the Depository by means of the Depository's Deliver Order procedure, specifying the Clearing AG account holder to whom such beneficial interests are being sold. Cross-market transfers between persons holding directly or indirectly through the Depository on the one hand, and directly or indirectly through Cedel or Euroclear Participants, on the other, will be effected in the Depository in accordance with the Depository rules on behalf of the relevant European International clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving Notes in the Depository, and making or receiving payment in accordance with normal procedures for same-day Deutsche Mark funds settlement applicable to the Depository. Cedel Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. Depositaries. Transactions between Clearing AG and other Depository participants, including the U.S. Depositaries, can only be made free of payment; thus, separate payment arrangements outside of the Depository are required to be made. Notwithstanding the foregoing, transfers of beneficial interests in Notes between Clearing AG, Euroclear and Cedel may be effected against payment in Deutsche Mark within such systems.

     Secondary market sales from a Clearing AG account holder or a Euroclear or Cedel participant to a Depository participant (other than Clearing AG). Prior to 5:00 p.m. Frankfurt time on the Business Day prior to the settlement date, a Clearing AG account holder or Euroclear or Cedel for the account of one of its participants, selling beneficial interests in Notes to a Depository participant (other than Clearing AG, the U.S. Depositaries and their respective participants) must instruct Clearing AG, Euroclear or Cedel to transfer such beneficial interests to such other Depository participant, indicating the account number of such other participant. Transactions between Clearing AG and other Depository participants can only be made free of payment; thus separate payment arrangements outside of the Depository are required to be made. Notwithstanding the foregoing, transfers of beneficial interests in Notes between Clearing AG, Euroclear and Cedel may be effected against payment in Deutsche Mark within such systems.

REDENOMINATION INTO EURO

     In accordance with the German Act Concerning the Redenomination of Debt Obligations into the Euro and in accordance with the draft European Council Regulation on Certain Provisions Relating to the Introduction of the Euro, Ford Credit may, without the consent of the holders of the Notes, by giving notice as described below, with effect from a date to be determined by it (the "Redenomination Date"), after January 1, 1999 redenominate the aggregate principal amount of the Notes, but not part thereof only, into the euro and, after such redenomination, shall pay principal of and interest on the Notes in euro. In connection with the redenomination, Ford Credit may (i) alter the tradeable nominal amounts of the Notes, and (ii) adjust the provisions of the Notes and the Indenture regarding the accrual basis in respect of interest payments for less than a year and regarding the business day definition to European market practice.

     Such redenomination and any additional measures which may be taken pursuant to the preceding paragraph may be taken by unilateral declaration by Ford Credit. Any alteration of the tradeable nominal amounts shall be made in accordance with existing or anticipated market practice and, if consistent therewith, may be made by altering the tradeable nominal amounts of the Notes to 0.01 euro.

     Notice of any such redenomination shall be published in accordance with "-- Notices" at least one month prior to the Redenomination Date with a copy to the Trustee and Paying Agent. Such notice shall:

          (a) designate the issue,

          (b) specify the Redenomination Date,

          (c) set forth the text of the amended provisions before and after the amendment to the Global Note, and

          (d) specify the DM/euro conversion rate fixed by the Council of the European Union.

     Ford Credit shall not be obliged to exchange any Global Note representing the Notes for a new Global Note denominated in euro.

     Unless Ford Credit redenominates the Notes as set forth above, Ford Credit must continue to pay principal of and interest on the Notes in Deutsche Mark until December 31, 2001 when all payments can only be made in euro. See "Exchange Rate Information".

PAYMENT OF ADDITIONAL AMOUNTS

     Ford Credit will, subject to the exceptions and limitations set forth below, pay as additional interest on the Notes, such additional amounts as are necessary in order that the net payment by Ford Credit or a paying agent of the principal of and interest on the Notes to a holder who is a non-United States person (as defined below), after deduction for any present or future tax, assessment or governmental charge of the United States or a political subdivision or taxing authority thereof or therein, imposed by withholding with respect to the payment, will not be less than the amount provided in the Notes to be then due and payable; provided, however, that the foregoing obligation to pay additional amounts shall not apply:

          (1) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of the holder, or a fiduciary, settlor, beneficiary, member or shareholder of the holder if the holder is an estate, trust, partnership or corporation, or a person holding a power over an estate or trust administered by a fiduciary holder, being considered as:

             (a) being or having been present or engaged in trade or business in the United States or having or having had a permanent establishment in the United States;

             (b) having a current or former relationship with the United States, including a relationship as a citizen or resident thereof;

             (c) being or having been a foreign or domestic personal holding company, a passive foreign investment company or a controlled foreign corporation with respect to the United States or a corporation that has accumulated earnings to avoid United States federal income tax; or

             (d) being or having been a "10-percent shareholder" of Ford Credit as defined in section 871(h)(3) of the United States Internal Revenue Code or any successor provision;

          (2) to any holder that is not the sole beneficial owner of the Note, or a portion thereof, or that is a fiduciary or partnership, but only to the extent that a beneficiary or settlor with respect to the fiduciary, a beneficial owner or member of the partnership would not have been entitled to the payment of an additional amount had the beneficiary, settlor, beneficial owner or member received directly its beneficial or distributive share of the payment;

          (3) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of the failure of the holder or any other person to comply with certification, identification or information reporting requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of such Note, if compliance is required by statute, by regulation of the United States Treasury Department or by an applicable income tax treaty to which the United States is a party as a precondition to exemption from such tax, assessment or other governmental charge;

          (4) to a tax, assessment or governmental charge that is imposed otherwise than by withholding by Ford Credit or a paying agent from the payment;

          (5) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later;

          (6) to an estate, inheritance, gift, sales, excise, transfer, wealth or personal property tax or a similar tax, assessment or governmental charge;

          (7) to any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of or interest on any Note, if such payment can be made without such withholding by any other paying agent; or

          (8) in the case of any combination of items (1), (2), (3), (4), (5),
     (6) and (7).

The Notes are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable thereto. Except as specifically provided under this heading "Payment of Additional Amounts" and under the heading "Description of Notes -- Redemption", Ford Credit shall not be required to make any payment with respect to any tax, assessment or governmental charge imposed by any government or a political subdivision or taxing authority thereof or therein.

     As used under this heading "Payment of Additional Amounts" and under the headings "Description of Notes -- Redemption", "Certain United States Tax Documentation Requirements" and "United States Taxation of Non-United States Persons" the term "United States" means the United States of America (including the States and the District of Columbia) and its territories, its possessions and other areas subject to its jurisdiction, "United States person" means any individual who is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any estate or trust the income of which is subject to United States federal income taxation regardless of its source and "non-United States person" means a person who is not a United States person.

REDEMPTION

     If (a) as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of the United States (or any political subdivision or taxing authority thereof or therein), or any change in, or amendments to, official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment is announced or becomes effective on or after the date of this Prospectus Supplement, Ford Credit becomes or will become obligated to pay additional amounts as described herein under the heading "Payment of Additional Amounts" or (b) any act is taken by a taxing authority of the United States on or after the date of this Prospectus Supplement, whether or not such act is taken with respect to Ford Credit or any affiliate, that results in a substantial probability that Ford Credit will or may be required to pay such additional amounts, then Ford Credit may, at its option, redeem, as a whole, but not in part, each series of Notes on not less than 30 nor more than 60 days' prior notice, at a redemption price equal to 100% of their principal amount, together with interest accrued thereon to the date fixed for redemption; provided that Ford Credit determines, in its business judgment, that the obligation to pay such additional amounts cannot be avoided by the use of reasonable measures available to it, not including substitution of the obligor under the Notes. No redemption pursuant to (b) above may be made unless Ford Credit shall have received an opinion of independent counsel to the effect that an act taken by a taxing authority of the United States results in a substantial probability that it will or may be required to pay the additional amounts described herein under the heading "Payment of Additional Amounts" and Ford Credit shall have delivered to the Trustee a certificate, signed by a duly authorized officer, stating that based on such opinion Ford Credit is entitled to redeem the Notes pursuant to their terms.

NOTICES

     Notices to holders of the Notes will be published in Authorized Newspapers in The City of New York, in London, in Frankfurt and, so long as the Notes are listed on the Luxembourg Stock Exchange, in Luxembourg and on the Singapore Stock Exchange, in Singapore. It is expected that publication will be made in The City of New York in The Wall Street Journal, in London in the Financial Times, in Frankfurt in the Borsenblatt, in Luxembourg in the Luxemburger Wort and in Singapore in the Business Times. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once, on the date of the first such publication.

APPLICABLE LAW AND SERVICE OF PROCESS

     The Notes and the Indenture will be governed by and construed in accordance with the laws of the State of New York, except that, matters relating to the redenomination of the Notes into euro will be governed by and construed in accordance with the regulations of the Council of the European Union and the applicable laws and regulations of the Federal Republic of Germany. See "-- Redenomination into Euro". Ford Credit has designated CT Corporation System in New York City as the authorized agent to receive service of process in the State of New York.

                    INFORMATION ON FOREIGN EXCHANGE EXPOSURE

     For U.S. investors whose financial activities are denominated principally in U.S. dollars, an investment in the Notes entails certain exposures that are not associated with a similar investment in a security denominated in U.S. dollars. Such exposures include the possibility of changes in the rate of exchange between the U.S. dollar and the Deutsche Mark and, after redenomination of the Notes into euro, the euro, and the possibility of the imposition of foreign exchange controls by either the United States or Germany. In recent years, rates of exchange between the U.S. dollar and the Deutsche Mark and other European currencies have fluctuated. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations in the rate that may occur during the term of the Notes. Depreciation of the Deutsche Mark (or the euro) against the U.S. dollar would result in a decrease in the U.S. dollar-equivalent yield of a Note, in the U.S. dollar-equivalent value of the principal repayable at maturity of such Note and generally in the U.S. dollar-equivalent market value of such Note, while appreciation of the Deutsche Mark (or the euro) would have the opposite effects.

     U.S. investors should consult their tax advisors as to the U.S. tax implications of purchasing, holding and disposing of obligations (i.e. the Notes) that are denominated in a currency other than U.S. dollars.

              CERTAIN UNITED STATES TAX DOCUMENTATION REQUIREMENTS

     A beneficial owner of a Note will generally be subject to the 30% United States federal withholding tax that generally applies to payments of interest on a registered form debt obligation issued by a United States person, unless one of the following steps is taken to obtain an exemption from or reduction of the tax:

     Exemption for Non-United States persons (IRS Form W-8). A beneficial owner of a Note that is a non-United States person (other than certain persons that are related to Ford Credit through stock ownership as described in clauses
(x)(a) and (b) of Paragraph (i) under "United States Taxation of Non-United States Persons -- Income and Withholding Tax") can obtain an exemption from the withholding tax by providing a properly completed IRS Form W-8 (Certificate of Foreign Status). Copies of IRS Form W-8 may be obtained from the Luxembourg listing agent.

     Exemption for Non-United States persons with effectively connected income (IRS Form 4224). A beneficial owner of a Note that is a non-United States person, including a non-United States corporation or bank with a United States branch, that conducts a trade or business in the United States with which interest income on a Note is effectively connected, can obtain an exemption from the withholding tax by providing a properly completed IRS Form 4224 (Exemption from Withholding of Tax on Income Effectively Connected with the Conduct of a Trade or Business in the United States).

     Exemption or reduced rate for Non-United States persons entitled to the benefits of a treaty (IRS Form 1001). A beneficial owner of a Note that is a non-United States person entitled to the benefits of an income tax treaty to which the United States is a party can obtain an exemption from or reduction of the withholding tax (depending on the terms of the treaty) by providing a properly completed IRS Form 1001 (Ownership, Exemption or Reduced Rate Certificate).

     Exemption for United States Persons (IRS Form W-9). A beneficial owner of a Note that is a United States person can obtain a complete exemption from the withholding tax by providing a properly completed IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

     United States federal income tax reporting procedure. A beneficial owner of a Note, or, in the case of IRS Forms 1001 and 4224, its agent, is required to submit the appropriate IRS Form under applicable procedures to the person through which the owner directly holds the Note. For example, if the beneficial owner is listed directly on the books of Euroclear or Cedel as the holder of the Note, the IRS Form must be provided to Euroclear or Cedel, as the case may be. Each other person through which a Note is held must submit, on behalf of the beneficial owner, the IRS Form (or in certain cases a copy thereof) under applicable procedures to the person through which it holds the Note, until the IRS Form is received by the United States person who would otherwise be required to withhold United States federal income tax from interest on the Note. For example, in the case of Notes held through Clearing AG, Euroclear or Cedel, the IRS Form (or a copy thereof) must be received by the U.S. Depositary of such clearing agency. Applicable procedures include additional certification requirements, described in clause (x)(c)(B) of Paragraph (i) under "United States Taxation of Non-United States Persons -- Income and Withholding Tax", if a beneficial owner of the Note provides an IRS Form W-8 to a securities clearing organization, bank or other financial institution that holds the Note on its behalf.

     Regulations recently issued by the IRS, which will be effective for payments made after December 31, 1999, make certain modifications to the certification procedures applicable to non-United States persons. Prospective investors should consult their tax advisors regarding the certification requirements for non-United States persons.

     EACH HOLDER OF A NOTE SHOULD BE AWARE THAT IF IT DOES NOT PROPERLY PROVIDE THE REQUIRED IRS FORM, OR IF THE IRS FORM (OR, IF PERMISSIBLE, A COPY OF SUCH
FORM) IS NOT PROPERLY TRANSMITTED TO AND RECEIVED BY THE UNITED STATES PERSON OTHERWISE REQUIRED TO WITHHOLD UNITED STATES FEDERAL INCOME TAX,

INTEREST ON THE NOTE MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX AT A 30% RATE AND THE HOLDER (INCLUDING THE BENEFICIAL OWNER) WILL NOT BE ENTITLED TO ANY ADDITIONAL AMOUNTS FROM FORD CREDIT DESCRIBED UNDER THE HEADING "DESCRIPTION OF NOTES -- PAYMENT OF ADDITIONAL AMOUNTS" WITH RESPECT TO SUCH TAX. SUCH TAX, HOWEVER, MAY IN CERTAIN CIRCUMSTANCES BE ALLOWED AS A REFUND OR AS A CREDIT AGAINST SUCH HOLDER'S UNITED STATES FEDERAL INCOME TAX. THE FOREGOING DOES NOT DEAL WITH ALL ASPECTS OF FEDERAL INCOME TAX WITHHOLDING THAT MAY BE RELEVANT TO FOREIGN HOLDERS OF THE NOTES. INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS FOR SPECIFIC ADVICE CONCERNING THE OWNERSHIP AND DISPOSITION OF NOTES.

              UNITED STATES TAXATION OF NON-UNITED STATES PERSONS

INCOME AND WITHHOLDING TAX

     In the opinion of Sullivan & Cromwell, special tax counsel to the Company, and Shearman & Sterling, counsel for the Underwriters, under United States federal tax law as of the date of this Prospectus Supplement, and subject to the discussion of backup withholding below:

          (i) payments of principal and interest on a Note that is beneficially owned by a non-United States person will not be subject to United States federal withholding tax; provided, that in the case of interest, (x) (a) the beneficial owner does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Ford Credit entitled to vote, (b) the beneficial owner is not a controlled foreign corporation that is related to Ford Credit through stock ownership, and (c) either (A) the beneficial owner of the Note certifies to the person otherwise required to withhold United States federal income tax from such interest, under penalties of perjury, that it is not a United States person and provides its name and address or (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and holds the Note certifies to the person otherwise required to withhold United States federal income tax from such interest, under penalties of perjury, that such statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof; (y) the beneficial owner is entitled to the benefits of an income tax treaty under which the interest is exempt from United States federal withholding tax and the beneficial owner of the Note or such owner's agent provides an IRS Form 1001 claiming the exemption; or (z) the beneficial owner conducts a trade or business in the United States to which the interest is effectively connected and the beneficial owner of the Note or such owner's agent provides an IRS Form 4224; provided that in each such case, the relevant certification or IRS Form is delivered pursuant to applicable procedures and is properly transmitted to the person otherwise required to withhold United States federal income tax, and none of the persons receiving the relevant certification or IRS Form has actual knowledge that the certification or any statement on the IRS Form is false;

          (ii) a non-United States person will not be subject to United States federal withholding tax on any gain realized on the sale, exchange or redemption of a Note unless the gain is effectively connected with the beneficial owner's trade or business in the United States or, in the case of an individual, the holder is present in the United States for 183 days or more in the taxable year in which the sale, exchange or redemption occurs and certain other conditions are met; and

          (iii) a Note owned by an individual who at the time of death is not a citizen or resident of the United States will not be subject to United States federal estate tax as a result of such individual's death if the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Ford Credit entitled to vote and the income on the Note would not have been effectively connected with a U.S. trade or business of the individual.

     Interest on a Note that is effectively connected with the conduct of a trade or business in the United States by a holder of a Note who is a non-United States person, although exempt from United States withholding tax, may be subject to United States income tax as if such interest was earned by a United States person.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     In general, information reporting requirements will apply to payments of principal and interest made on a Note and the proceeds of the sale of a Note within the United States to non-corporate holders of the Notes, and "backup withholding" at a rate of 31% will apply to such payments if the holder fails to provide an accurate taxpayer identification number in the manner required or to report all interest and dividends required to be shown on its federal income tax returns.

     Information reporting on IRS Form 1099 and backup withholding will not apply to payments made by Ford Credit or a paying agent to a non-United States person on a Note if, in the case of interest, the IRS Form described in clause
(y) or (z) in Paragraph (i) under "Income and Withholding Tax" has been provided under applicable procedures, or, in the case of interest or principal, the certification described in clause (x)(c) in Paragraph (i) under "Income and Withholding Tax" and a certification that the beneficial owner satisfies certain other conditions have been supplied under applicable procedures, provided that the payor does not have actual knowledge that the certifications are incorrect.

     Payments of the proceeds from the sale of a Note made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that if the broker is a United States person, a controlled foreign corporation for United States tax purposes or a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, information reporting may apply to such payments. Payments of the proceeds from the sale of a Note to or through the United States office of a broker are subject to information reporting and backup withholding unless the holder or beneficial owner certifies that it is a non-United States person and that it satisfies certain other conditions or otherwise establishes an exemption from information reporting and backup withholding.

     Regulations recently issued by the IRS, which will be effective for payments made after December 31, 1999, make certain modifications to the certification procedures applicable to non-United States persons. Prospective investors should consult their tax advisors regarding the certification requirements for non-United States persons.

     Backup withholding is not a separate tax, but is allowed as a refund or credit against the holder's United States federal income tax, provided the necessary information is furnished to the Internal Revenue Service.

     Interest on a Note that is beneficially owned by a non-United States person will be reported annually on IRS Form 1042S, which must be filed with the Internal Revenue Service and furnished to such beneficial owner.
                         ------------------------------

                       INFORMATION CONCERNING FORD CREDIT

     Ford Credit was incorporated in Delaware in 1959 and is an indirect wholly-owned subsidiary of Ford. As used herein "Ford Credit" refers to Ford Motor Credit Company and its subsidiaries unless the context otherwise requires.

     Ford Credit and its subsidiaries provide wholesale financing and capital loans to Ford Motor Company retail dealerships and associated non-Ford dealerships throughout the world, most of which are privately owned and financed, and purchase retail installment sale contracts and retail leases from them. Ford Credit also makes loans to vehicle leasing companies, the majority of which are affiliated with such dealerships. In addition, subsidiaries of Ford Credit provide these financing services in the United States, Europe, Canada and Australia to non-Ford dealerships. A substantial majority of all new vehicles financed by Ford Credit are manufactured by Ford and its affiliates. Ford

Credit also provides retail financing for used vehicles built by Ford and other manufacturers. In addition to vehicle financing, Ford Credit makes loans to affiliates of Ford and finances certain receivables of Ford and its subsidiaries.

     Ford Credit also conducts insurance operations through The American Road Insurance Company ("American Road") and its subsidiaries in the United States and Canada. American Road's business consists of extended service plan contracts for new and used vehicles manufactured by affiliated and nonaffiliated companies, primarily originating from Ford dealers, physical damage insurance covering vehicles and equipment financed at wholesale by Ford Credit, and the reinsurance of credit life and credit disability insurance for retail purchasers of vehicles and equipment.

     The mailing address of Ford Credit's executive offices is The American Road, Dearborn, Michigan 48121, United States of America. The telephone number of such offices is (313) 322-3000.

            FORD MOTOR CREDIT COMPANY AND CONSOLIDATED SUBSIDIARIES

                            SELECTED FINANCIAL DATA
                          (DOLLAR AMOUNTS IN MILLIONS)

                                  THREE MONTHS ENDED
                                    OR AT MARCH 31             YEARS ENDED OR AT DECEMBER 31
                               ------------------------    --------------------------------------
                                  1998          1997          1997          1996          1995
                                  ----          ----          ----          ----          ----
                                     (UNAUDITED)
INCOME STATEMENT DATA
  Total revenue............... $  4,558.2    $  4,242.0    $ 17,344.1    $ 16,650.2    $ 14,997.2
  Interest expense............    1,610.5       1,559.0       6,268.2       6,259.7       5,998.3
  Provision for credit
     losses...................      321.5         355.7       1,338.2         993.3         480.4
  Income before income
     taxes....................      489.2         473.8       1,806.0       2,240.2       2,327.8
  Net income..................      277.8         275.9       1,030.8       1,440.6       1,579.4
  Cash dividends..............         --         (14.5)       (595.5)       (949.0)       (816.3)
Memo:
  Net credit losses amount.... $    268.0    $    239.2    $  1,007.1    $    830.0    $    485.9
  As percentage of average net
     finance receivables
     outstanding*
     (annualized).............       0.93%         0.87%         0.89%         0.78%         0.51%
BALANCE SHEET DATA
  Net investment, operating
     leases................... $ 35,299.1    $ 32,660.5    $ 34,746.0    $ 30,645.2    $ 25,680.2
                               ==========    ==========    ==========    ==========    ==========
  Finance receivables, net.... $ 82,335.8    $ 78,436.6    $ 81,312.6    $ 80,848.0    $ 76,376.7
                               ==========    ==========    ==========    ==========    ==========
  Capital
     Short-term debt.......... $ 48,798.9    $ 43,066.3    $ 46,207.8    $ 43,017.0    $ 42,200.1
     Long-term debt (including
       current portion).......   55,481.4      54,888.8      54,517.2      55,007.3      49,980.2
     Stockholder's equity.....    9,876.4       9,322.5       9,584.5       9,203.7       8,670.7
                               ----------    ----------    ----------    ----------    ----------
       Total capital.......... $114,156.7    $107,277.6    $110,309.5    $107,228.0    $100,851.0
                               ==========    ==========    ==========    ==========    ==========

---------------
* Includes net investment in operating leases.

FIRST QUARTER 1998 RESULTS OF OPERATIONS

     Ford Credit's consolidated net income in the first quarter of 1998 was $278 million, up $2 million from 1997. Compared with results from a year ago, the increase primarily reflects a smaller increase in credit loss reserve requirements and higher levels of earning assets. Lower net financing margins, higher credit losses and higher operating costs were partial offsets.

     Net financing margins decreased compared with the same period a year ago primarily reflecting increased depreciation expense for leased vehicles offset partially by lower borrowing costs (6.37% net borrowing rate in first quarter 1998 compared with 6.45% in first quarter 1997). Increased depreciation expense for leased vehicles primarily reflects lower than anticipated residual values on off-lease vehicles. Higher depreciation expense on leased vehicles is expected to adversely affect Ford Credit's earnings for the remainder of 1998.

     The smaller increase in credit loss reserve requirements in first quarter 1998 compared with first quarter 1997 reflects Ford Credit's estimate that the increase in credit losses for 1998 over 1997 will be less than the increase that occurred in 1997 over 1996. Credit losses as a percent of average net finance receivables, including net investment in operating leases, increased to 0.93% in 1998 from 0.87% in 1997, reflecting higher losses per repossession offset partially by a decrease in repossession rates. The increase in losses per repossession reflects a weaker used vehicle market resulting in Ford Credit realizing lower prices for repossessed units sold at auction.

     Total net finance receivables and net investment in operating leases at March 31, 1998 were $117.6 billion, up $6.5 billion or 6% from a year earlier.

     For the first quarter of 1998, Ford Credit financed 38% of all new cars and trucks sold by Ford Motor Company dealers in the U.S. compared with 39% in the first quarter of 1997. In Europe, Ford Credit financed 26% of all new vehicles sold by Ford Motor Company in the first quarter of 1998, compared with 25% in the first quarter of 1997. Ford Credit provided retail customers with financing for 627,000 new and used vehicles in the United States and 192,000 in Europe. In the first quarter of 1998, Ford Credit provided wholesale financing for 80% of Ford Motor Company U.S. factory sales and 95% of Ford Motor Company factory sales in Europe compared with 77% for the U.S. and 94% for Europe in first quarter 1997.

1997 RESULTS OF OPERATIONS

     Ford Credit's consolidated net income in 1997 was $1,031 million, down $410 million or 28% from 1996. Compared with results from a year ago, the decrease primarily reflects lower net margins, higher credit losses and loss reserve requirements and higher taxes. Lower operating costs and higher levels of earning assets were a partial offset.

     The deterioration in net financing margins reflects higher depreciation on operating leases. Higher depreciation resulted from higher residual losses on off-lease vehicles and higher residual reserves.

     Credit losses as a percent of average net finance receivables including net investment in operating leases increased to 0.89% in 1997 compared with 0.78% in 1996 reflecting higher losses per repossession partially offset by a decrease in repossession rates. The increase in loss per repossession reflects a weaker used vehicle market resulting in Ford Credit realizing lower prices for repossessed units sold at auction.

     Total net finance receivables and net investment in operating leases at December 31, 1997 were $116.1 billion, up $4.6 billion or 4% from a year earlier.

     During 1997, Ford Credit financed 38% of all new cars and trucks sold by Ford Motor Company dealers in the U.S., unchanged from 1996. In Europe, Ford Credit financed 29% of all new vehicles sold by Ford Motor Company, also unchanged from 1996. Ford Credit provided retail customers with financing for
2.5 million new and used vehicles in the United States and 0.7 million in Europe. In 1997, Ford Credit provided wholesale financing for 80% of Ford Motor Company factory sales in the U.S. and 95% of Ford Motor Company factory sales in Europe compared with 80% for the U.S. and 91% for Europe in 1996.

     For the Fourth Quarter of 1997, Ford Credit's consolidated net income was $218 million, down $167 million from 1996. The deterioration primarily reflects lower net margins and higher taxes, partially offset by lower operating costs. Credit losses did not materially increase in the fourth quarter of 1997 compared to the same period in 1996.

NEW ACCOUNTING STANDARDS

     Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", is effective for fiscal years beginning after December 15, 1997. This statement requires all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This new accounting standard is not expected to have a material impact on

Ford Credit's financial statements. Ford Credit adopted this standard on January 1, 1998 as required.

     Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information," is effective for periods beginning after December 15, 1997. This statement establishes standards for reporting information about operating segments in annual financial statements and requires that enterprises report selected information about operating segments in interim financial reports. This new accounting standard is not expected to have a material impact on Ford Credit's financial statements. Ford Credit adopted this standard on January 1, 1998 as required.

YEAR 2000 DATE CONVERSION

     An issue affecting Ford Credit and most other companies is whether computer systems and applications will recognize and process the year 2000 and beyond. Ford Credit has a Year 2000 Program Office to coordinate the identification, evaluation, and implementation of changes to systems and applications globally to achieve compliance with the year 2000 date conversion. Ford Credit is in the process of assessing and implementing necessary changes for all areas of its business that could be impacted, such as business computer applications, technical infrastructure, end-user computing, building facilities, and vendor-supplied applications and services.

     Ford Credit has investigated the impact of the year 2000 issue on all critical business applications and many are already compliant. Those which are not will be modified or replaced. Plans have been established to complete all necessary modifications to critical applications by the end of 1998. Ford Credit, however, has little or no control over whether its vendors will make the appropriate modifications to applications on a timely basis. Ford Credit is working actively through the Automotive Industry Action Group with other financial services companies in assessing and monitoring supplier readiness. In addition, all vendors will be expected to ensure compliance of business applications and technical services they supply.

     Based on assessments completed to date and compliance plans in process, Ford Credit does not expect that the year 2000 issue, including the cost of making its critical systems and applications compliant on a timely basis, will have a material adverse effect on its business operations, consolidated financial condition, cash flows, or results of operations. However, if appropriate modifications are not made by Ford Credit's vendors, or if Ford Credit's actual costs or timing for the year 2000 date conversion differ materially from its present estimates, Ford Credit's operations and financial results could be significantly adversely affected.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Ford Credit is exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates and interest rates. To ensure funding over business and economic cycles and to minimize overall borrowing costs, Ford Credit issues debt and other payables with various maturity and interest rate structures. The maturity and interest rate structures frequently differ from the invested assets. Exposures to fluctuations in interest rates are created by the differences in maturities of liabilities versus the maturities of assets.

     These financial exposures are monitored and managed by Ford Credit as an integral part of the overall risk management program, which recognizes the unpredictability of financial markets and seeks to reduce the potentially adverse effects on Ford Credit's operating results. The effect of changes in exchange rates and interest rates on Ford Credit's results generally has been small relative to other factors.

     The following quantifies Ford Credit's interest rate risk and foreign currency exchange rate risk.

Interest Rate Risk

     Interest rate swaps (including those with a currency swap component) are used by Ford Credit to mitigate the effects of interest rate fluctuations on earnings by changing the characteristics of its debt to match the characteristics of its assets. Ford Credit uses a model to assess the sensitivity of its earnings to changes in market interest rates. The model recalculates earnings by adjusting the rates associated with variable rate instruments on the repricing date and adjusting the rates on fixed rate instruments scheduled to mature in the subsequent twelve months, effective on their scheduled maturity date. Interest income and interest expense are then recalculated based on the revised rates. Assuming an instantaneous decrease of one percentage point in interest rates applied to all financial instruments and leased assets, Ford Credit's after-tax earnings would have declined by $30 million over the ensuing twelve month period.

Foreign Currency Risk

     Ford Credit's foreign currency risk is substantially reduced by the natural hedging process of both borrowing and lending in the local currencies of the home countries. Additionally, Ford Credit uses foreign currency agreements to hedge specific debt instruments and intercompany loans. Ford Credit's earnings in the ensuing twelve month period would not be materially affected by an instantaneous 10% change in foreign currency exchange rates.

LIQUIDITY AND CAPITAL RESOURCES

     Ford Credit relies heavily on its ability to raise substantial amounts of funds. These funds are obtained primarily by sales of commercial paper, the issuance of term debt and, in the case of Ford Credit Europe plc, certificates of deposit. Funds also are provided by retained earnings and sales of receivables. The level of funds can be affected by certain transactions with Ford, such as capital contributions, interest supplements and other support costs from Ford for vehicles financed and leased by Ford Credit under Ford-sponsored special financing and leasing programs, and dividend payments, and the timing of payments for the financing of dealers' wholesale inventories and for income taxes. Ford Credit's ability to obtain funds is affected by its debt ratings, which are closely related to the outlook for, and financial condition of, Ford, and the nature and availability of support facilities. For additional information regarding liquidity and capital resources, see Item 1 -- Business -- "Business of Ford Credit -- Borrowings and Other Sources of Funds" in the 1997 10-K Report and see the First Quarter 10-Q Report. For additional information regarding Ford Credit's association with Ford, see Item 1 -- Business -- "Certain Transactions with Ford and Affiliates" in the 1997 10-K Report.

                          INFORMATION CONCERNING FORD

     Ford was incorporated in Delaware in 1919 and acquired the business of a Michigan company, also known as Ford Motor Company, incorporated in 1903 to produce automobiles designed and engineered by Henry Ford. Ford is the world's largest producer of trucks and the second largest producer of cars and trucks combined. Ford and its subsidiaries also engage in automotive-related businesses, such as, financing and renting vehicles and manufacturing automotive components and systems.

     Ford's two principal business segments are Automotive and Financial Services. The activities of the Automotive segment consist of the design, manufacture, assembly and sale of cars and trucks and related parts and accessories. Substantially all of Ford's automotive products are marketed through retail dealerships, most of which are privately owned and financed.

     The primary activities of the Financial Services segment consist of financing operations, vehicle and equipment leasing and rental operations, and insurance operations. These activities primarily are conducted through Ford's subsidiaries, Ford Credit and The Hertz Corporation ("Hertz").

                 SELECTED FINANCIAL DATA AND OTHER DATA OF FORD

     The following table sets forth selected financial data and other data concerning Ford:

                                          THREE MONTHS ENDED
                                            OR AT MARCH 31                 YEARS ENDED OR AT DECEMBER 31
                                          -------------------   ----------------------------------------------------
                                            1998       1997       1997       1996       1995       1994       1993
                                            ----       ----       ----       ----       ----       ----       ----
                                              (UNAUDITED)
                                                    (IN MILLIONS EXCEPT PER SHARE AND UNIT SALES AMOUNTS)
CONSOLIDATED STATEMENT OF INCOME
  INFORMATION
Automotive
  Sales.................................  $ 29,076   $ 30,037   $122,935   $118,023   $110,496   $107,137   $ 91,568
  Operating income......................     1,806      1,704      6,946      2,516      3,281      5,826      1,432
  Net income............................     1,235      1,004      4,714      1,655      2,056      3,913      1,008
Financial Services Revenues.............     7,508      7,277     30,692     28,968     26,641     21,302     16,953
  Income before gain on spin-off of The
    Associates and income taxes.........       858         --         --         --         --         --         --
  Gain on spin-off of The Associates....    15,955         --         --         --         --         --         --
  Income before income taxes............    16,813        830      3,857      4,222      3,539      2,792      2,712
  Net income............................    16,411        465      2,206      2,791      2,083      1,395      1,521
Total Ford
  Net income............................    17,646      1,469      6,920      4,446      4,139      5,308      2,529
Amounts Per Share of Common Stock and
  Class B Stock After Preferred Stock
  Dividends*
  Basic earnings per share..............     14.48       1.23       5.75       3.73       3.58       4.97       2.27
  Diluted earnings per share............     14.23       1.20       5.62       3.64       3.33       4.44       2.10
  Cash dividends........................      0.42      0.385      1.645       1.47       1.23       0.91       0.80
CONSOLIDATED BALANCE SHEET INFORMATION
Automotive
  Total assets..........................    85,504     80,422     85,079     79,658     72,772     68,639     61,737
  Debt payable within one year..........       801      1,756      1,129      1,661      1,832        155        932
  Long-term debt -- noncurrent
    portion.............................     7,377      6,446      7,047      6,495      5,475      7,103      7,084
Financial Services
  Total assets..........................   137,734    181,535    194,018    183,209    170,511    150,983    137,201
  Debt..................................   113,375    149,669    160,071    150,205    141,317    123,713    103,960
  Deposit accounts**....................        --         --         --         --         --         --     10,549
Total Ford
  Total assets..........................   223,238    261,957    279,097    262,867    243,283    219,622    198,938
  Debt..................................   121,553    157,871    168,247    158,361    148,624    130,971    122,525
  Stockholders' equity..................    21,497     27,252     30,734     26,762     24,547     21,659     15,574
  Cash dividends........................       519        472      2,020      1,800      1,559      1,205      1,086
OTHER DATA
Total Ford
  Capital expenditures..................     2,199      1,739      8,717      8,651      8,997      8,546      6,814
  Depreciation and amortization of
    special tools.......................     3,435      3,235     13,583     12,791     11,719      9,336      7,468
  Worldwide vehicle unit sales of cars,
    trucks and tractors (in
    thousands)..........................     1,721      1,681      6,943      6,653      6,606      6,853      6,184

------------
  * Share data have been restated to reflect the 2-for-1 stock split that became effective June 6, 1994.

 ** Deposit accounts relate to First Nationwide Financial Corporation (for
1993).

                            FINANCIAL REVIEW OF FORD

FIRST QUARTER 1998 RESULTS OF OPERATIONS

  Overview

     Ford's worldwide operating earnings were $1,691 million in first quarter 1998, or $1.36 per diluted share of Common and Class B Stock in first quarter 1998, compared with $1,469 million, or $1.20 per diluted share in first quarter 1997.

     These operating results exclude a one-time gain of $15,955 million, or $12.94 per diluted share, resulting from the spin-off of The Associates First Capital Corporation ("The Associates") (discussed below), and a one-time earnings per share reduction of $0.07 per share resulting from the premium paid to repurchase Ford's Series B Cumulative Preferred Stock. Including both one-time factors, Ford's reported first quarter earnings were $17,646 million, or $14.23 per diluted share. Ford's results in first quarter 1998 include Ford's share of The Associates' earnings through March 12, the record date for the spin-off of The Associates.

     Ford's worldwide sales and revenues were $36.6 billion in first quarter 1998, down $730 million from first quarter 1997. Vehicle unit sales of cars and trucks were 1,721,000, up 40,000 units or 2% from a year ago. Stockholders' equity was $21.5 billion at March 31, 1998, compared with $30.7 billion at December 31, 1997. The reduction in stockholders' equity reflects primarily The Associates spin-off.

     Ford's net income for worldwide Automotive operations in first quarter 1998 and 1997 was as follows (in millions):

                                                                   FIRST QUARTER          1998
                                                                -------------------       O/(U)
                                                                 1998         1997        1997
                                                                 ----         ----        -----
North America Automotive....................................    $1,010       $1,020       $(10)
Automotive Outside North America
  Europe....................................................       230          105        125
  South America.............................................       (45)         (47)         2
  Other.....................................................        40          (74)       114
                                                                ------       ------       ----
     Total Automotive Outside North America.................       225          (16)       241
                                                                ------       ------       ----
          Total Automotive..................................    $1,235       $1,004       $231
                                                                ======       ======       ====

     Ford's net income for worldwide Financial Services operations in first quarter 1998 and 1997 was as follows (in millions):

                                                                FIRST QUARTER           1998
                                                              ------------------        O/(U)
                                                               1998         1997        1997
                                                               ----         ----        -----
Ford Credit.................................................  $   278       $276       $     2
The Associates..............................................      220*       238           (18)
Hertz.......................................................       35         20            15
Minority Interests, Eliminations and Other..................      (77)       (69)           (8)
                                                              -------       ----       -------
     Financial Services (excluding the gain on The
       Associates spin-off).................................      456        465            (9)
Gain on Spin-Off of The Associates..........................   15,955         --        15,955
                                                              -------       ----       -------
          Total Financial Services..........................  $16,411       $465       $15,946
                                                              =======       ====       =======
Memo: Ford's share of earnings in The Associates............  $   177*      $192       $   (15)
Hertz.......................................................       29         20             9

------------
* Through March 12, 1998

  Automotive Operations

     Ford's worldwide Automotive operations earned $1,235 million in first quarter 1998 on sales of $29.1 billion, compared with earnings of $1,004 million on sales of $30 billion in first quarter 1997. Increased earnings in first quarter 1998 compared with first quarter 1997 reflect primarily continued cost reductions, the effects of improved product mix, and higher volumes outside North America. Adjusted for constant volume and mix, total automotive costs were down $400 million compared with first quarter a year ago.

     Earnings for Automotive operations in North America were $1,010 million in first quarter 1998, down $10 million compared with first quarter a year ago. Cost reductions in North America were offset by higher marketing costs. The after-tax return on sales was 5%, up 1/10 of a point from first quarter 1997.

     The U.S. economy continued on a path of strong growth, low unemployment, and moderate inflation in first quarter 1998. The seasonally-adjusted annual selling rate for the U.S. car and truck industry was 15.3 million units in first quarter 1998, down from 15.9 million units in first quarter 1997. Ford expects car and truck industry sales for full-year 1998 to be slightly lower than the
15.5 million units in 1997. Ford's combined U.S. car and truck share was 24.5%, down 6/10 of a point from first quarter a year ago.

     Automotive operations in Europe earned $230 million in first quarter 1998, up $125 million compared with first quarter a year ago. The improvement reflected primarily higher volumes and lower operating costs, offset partially by increased marketing costs.

     The seasonally-adjusted annual selling rate for the European car and truck industry was 15.5 million units in first quarter 1998, compared with 14.3 million units in first quarter 1997. European car and truck industry sales in full-year 1998 are expected to be about equal to or slightly higher than the 15 million units in 1997. Ford's combined European car and truck share was 11.5% in first quarter 1998, unchanged from first quarter a year ago.

     Automotive operations in South America lost $45 million in first quarter 1998, compared with a loss of $47 million in first quarter a year ago. In first quarter 1998, the seasonally-adjusted annual selling rate for the Brazilian car and truck industry totaled 1.6 million units, compared with 1.8 million units in first quarter a year ago. For full-year 1998, Ford expects the car and truck industry in Brazil to be lower than the 1.9 million units in 1997. Ford's combined car and truck share in Brazil was 13.7% in first quarter 1998, up 2.7 points from first quarter 1997.

  Financial Services Operations

     Operating results for Financial Services operations in first quarter 1998 were $456 million, down $9 million compared with first quarter a year ago. Including the gain on the spin-off of The Associates in first quarter 1998, results were $16,411 million, up $15,946 million from first quarter 1997. Excluding Ford's share of The Associates operating income in first quarter 1998 ($177 million through March 12) and the gain on the spin-off, operating results were $279 million, compared with $273 million in first quarter 1997 on a comparable basis.

     For a discussion of Ford Credit's results of operations in first quarter 1998, see "Ford Motor Credit Company and Consolidated Subsidiaries -- First Quarter 1998 Results of Operations."

     Earnings at Hertz in first quarter 1998 were a record $35 million (of which $29 million was Ford's share), up $15 million from the same period a year ago. The increase reflects primarily higher revenues in U.S. car rental operations.

LIQUIDITY AND CAPITAL RESOURCES

  Automotive Operations

     Automotive cash and marketable securities were $21.3 billion at March 31, 1998, up $442 million from December 31, 1997. Ford paid $519 million in cash dividends on its Common Stock, Class B Stock and Preferred Stock during first quarter 1998. As described below, in connection with The Associates spin-off, a $3.2 billion cash dividend on shares of Ford stock held in U.S. employee savings plans was paid on April 7, 1998.

     Automotive capital expenditures totaled $2.1 billion in first quarter 1998, up $488 million from first quarter 1997. Capital expenditures were 7.2% of sales in first quarter 1998, up 1.8 points from first quarter 1997.

     Automotive debt at March 31, 1998 totaled $8.2 billion, which was 28% of total capitalization (stockholders' equity and Automotive debt), compared with $8.1 billion, or 21% of total capitalization at December 31, 1997. The increase in the ratio in 1998 reflects the reduction in stockholders' equity resulting from The Associates spin-off.

  Financial Services Operations

     Ford's balance sheet at March 31, 1998 does not include The Associates, which explains primarily the declines discussed below.

     Financial Services cash and investments in securities totaled $2.5 billion at March 31, 1998, down $1.3 billion from December 31, 1997.

     Net receivables and lease investments were $124.1 billion at March 31, 1998, down $52.3 billion from December 31, 1997.

     Total debt was $113.4 billion at March 31, 1998, down $46.7 billion from December 31, 1997.

     Outstanding commercial paper at March 31, 1998 totaled $42.3 billion at Ford Credit, and $1.5 billion at Hertz, with an average remaining maturity of 22 days and 42 days, respectively.

SPIN-OFF OF THE ASSOCIATES

     On March 2, 1998, the Board of Directors of Ford approved the spin-off of The Associates by declaring a dividend on Ford's outstanding shares of Common and Class B Stock consisting of Ford's 80.7% interest (279.5 million shares) in The Associates. The Board of Directors also declared a dividend in cash on shares of Ford's stock held in U.S. employee savings plans equal to the market value of The Associates stock to be distributed per share of Ford's Common and Class B Stock. Both the stock dividend and the cash dividend were paid on April 7, 1998 to stockholders of record on March 12, 1998.

     Holders of Ford Common and Class B Stock on the record date received
0.262085 shares of The Associates common stock for each share of Ford stock, and participants in U.S. employee savings plans who held Ford stock in such plans on the record date received $22.12 in cash per share of Ford stock, which amount was based on the volume-weighted average price of The Associates stock of $84.3849 per share on the New York Stock Exchange on April 7, 1998. The total value of the distribution (including the $3.2 billion cash dividend) was $26.8 billion or $22.12 per share of Ford stock.

     As a result of the spin-off of The Associates, Ford realized a gain of $15,955 million based on the fair value of The Associates as of the record date, March 12, 1998. Ford has received a ruling from the U.S. Internal Revenue Service that the distribution qualifies as a tax-free transaction for U.S. federal income tax purposes.

     Ford's results in first quarter 1998 include Ford's share of The Associates earnings through the record date, March 12, ($177 million). The balance sheet at March 31, 1998 does not include The

Associates, but it includes in "Other payables" a $3.2 billion dividend payable generated by the cash dividend to participants in U.S. employee savings plans.

                     INDUSTRY DATA AND MARKET SHARE OF FORD

     The following table shows the U.S. industry retail deliveries of cars and trucks for the periods indicated:

                                                               U.S. INDUSTRY RETAIL DELIVERIES
                                                                     (MILLIONS OF UNITS)
                                               ----------------------------------------------------------------
                                                THREE MONTHS
                                                   ENDED
                                                 MARCH 31*                   YEARS ENDED DECEMBER 31
                                               --------------      --------------------------------------------
                                               1998      1997      1997      1996      1995      1994      1993
                                               ----      ----      ----      ----      ----      ----      ----
Cars.....................................      7.9       8.7       8.3       8.6       8.6       9.0       8.5
Trucks...................................      7.4       7.2       7.2       6.9       6.5       6.4       5.7

---------------
* Seasonally adjusted annual rates

     The following table shows Ford's U.S. car and truck market shares for the periods indicated:

                                                          FORD U.S. CAR AND TRUCK MARKET SHARES
                                             ----------------------------------------------------------------
                                              THREE MONTHS
                                                 ENDED
                                                MARCH 31                   YEARS ENDED DECEMBER 31
                                             --------------      --------------------------------------------
                                             1998      1997      1997      1996      1995      1994      1993
                                             ----      ----      ----      ----      ----      ----      ----
Cars...................................      20.1%     19.4%     19.5%     20.6%     20.9%     21.8%     22.3%
Trucks.................................      29.2      31.8      31.2      31.1      31.9      30.1      30.5

     For additional information regarding Ford, see the 1997 10-K Report and the First Quarter 10-Q Report.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of "earnings" to "fixed charges" for Ford Credit and Ford were as follows for each of the periods indicated:

                                                                   YEARS ENDED DECEMBER 31
                                               ----------------------------------------------------------------
                                                THREE MONTHS
                                                   ENDED
                                               MARCH 31, 1998      1997      1996      1995      1994      1993
                                               --------------      ----      ----      ----      ----      ----
Ford Motor Credit Company................           1.3            1.3       1.3       1.3       1.5       1.5
Ford Motor Company.......................           8.0*           2.0       1.6       1.6       2.0       1.5

---------------
* Earnings used in calculation of this ratio include the $15,955 million gain on spin-off of The Associates. Excluding this gain, the ratio would have been 2.0.

     For purposes of the Ford Credit ratio, "earnings" consist of income before income taxes and fixed charges. Income before income taxes of Ford Credit includes the equity in net income of all unconsolidated affiliates and minority interest in net income of subsidiaries. "Fixed charges" consist of interest on borrowed funds, amortization of debt discount, premium, and issuance expense and one-third of all rental expense (the proportion deemed representative of the interest factor).

     For purposes of the Ford ratio, "earnings" include the income before income taxes of Ford and its majority-owned subsidiaries and trusts, whether or not consolidated, its proportionate share of any fifty-percent-owned companies, and any income received from less-than-fifty-percent-owned companies and fixed charges. "Fixed charges" consist of interest on borrowed funds, preferred stock dividend requirements of majority-owned subsidiaries and trusts, amortization of debt discount, premium, and issuance expense, and one-third of all rental expense (the proportion deemed representative of the interest factor).

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement
dated June   , 1998 and the Pricing Agreement dated June   , 1998 relating to
the Notes, Ford Credit has agreed to sell to each of the underwriters named below (the "Underwriters") and each of the Underwriters, for whom Goldman, Sachs & Co. oHG are acting as representatives (the "Representatives"), has severally agreed to purchase the principal amount of Notes set forth opposite its name below.

                                                               PRINCIPAL AMOUNT
                       UNDERWRITERS                                OF NOTES
                       ------------                            ----------------
Goldman, Sachs & Co. oHG ..................................    DM
ABN AMRO Bank (Deutscheland) AG............................
Commerzbank Aktiengesellschaft.............................
Credit Suisse First Boston Aktiengesellschaft..............
Deutsche Bank..............................................
Dresdner Bank Aktiengesellschaft...........................
Societe Generale S.A.......................................
                                                               ---------------
            Total..........................................    DM
                                                               ===============

     In the event of default by one or more Underwriters, the Underwriting Agreement provides that in certain circumstances other Underwriters may be substituted or the commitment of each non-defaulting Underwriter may be increased up to 10%. However, if the default involves more than one-eleventh of the aggregate principal amount of any series of Notes, the Pricing Agreement relating to such series of Notes may be terminated by Ford Credit or by 50% or more in interest of non-defaulting Underwriters, or, if not so terminated, less than all the Notes may be sold.

     The Underwriters have advised Ford Credit that they propose initially to offer all or part of the Notes directly to retail purchasers at the initial public offering price set forth on the cover page of this Prospectus Supplement, and to certain securities dealers at such price less a concession not in excess of 0. % Notes. The Underwriters may allow, and such dealers may reallow, a concession not in excess of 0. _ % of the principal amount of the Notes to certain other dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Notes are offered for sale by the Underwriters or their respective selling agents in the United States, Europe and Asia.

     Each of the Underwriters has agreed that it will not offer, sell or deliver any of the Notes, directly or indirectly, or distribute this Prospectus Supplement or the accompanying Prospectus or any other offering material relating to the Notes, in or from any jurisdiction except under circumstances that will to the best knowledge and belief of such Underwriter result in compliance with the applicable laws and regulations thereof and which will not impose any obligations on Ford Credit except as set forth in the Underwriting Agreement and the Pricing Agreement.

     Each Underwriter acknowledges that this Prospectus Supplement and accompanying Prospectus has not been registered with the Registrar of Companies in Singapore and that the Notes are offered in Singapore pursuant to an exemption invoked under section 106C of the Companies Act, Chapter 50 of Singapore (the "Singapore Companies Act"). Accordingly, each Underwriter has represented and agreed that the Notes may not be offered or sold, nor may this Prospectus Supplement and accompanying Prospectus or any other offering document or material relating to the Notes be circulated or distributed, directly or indirectly, to the public or any member of the public in Singapore other than
(1) to an institutional investor or other body or person specified in section 106C of the Singapore Companies Act, or (2) to a sophisticated investor specified in section 106D of the Singapore Companies Act, or (3) otherwise pursuant to, and in accordance with the conditions of section 106E(2) of the Singapore Companies Act or any other applicable exemption invoked under Division 5A of Part IV of the Singapore Companies Act.

     Each of the Underwriters has agreed that it has not offered or sold, and it will not offer or sell, directly or indirectly, any of the Notes in or to residents of Japan or to any persons for reoffering or resale, directly or indirectly, in Japan or to any resident of Japan except pursuant to an exemption from the registration requirements of the Securities and Exchange Law available thereunder and in compliance with the other relevant laws of Japan.

     Each Underwriter will acknowledge the fact that no sales prospectus (Wertpapier-Verkaufsprospekt) within the meaning of the Securities Sales Prospectus Act of the Federal Republic of Germany
(Wertpapier-Verkaufsprospektgesetz) of December 13, 1990 (the "Securities Prospectus Act") has been and will be published in Germany and each Underwriter will represent and warrant that it has not offered and sold and will not offer or sell any Notes in the Federal Republic of Germany otherwise than in accordance with the provisions of the Securities Prospectus Act.

     Each Underwriter has represented and agreed that (a) it has not offered or sold, and, prior to the expiration of the period of six months from the closing date for the issue of the Notes, will not offer or sell any Notes to persons in the United Kingdom, except to those persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (b) it has complied and will comply with all applicable provisions of the Financial Services Act 1986, with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom, and (c) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the Notes to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996, as amended, or is a person to whom the document may otherwise lawfully be issued or passed on.

     Purchasers of the Notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page hereof.

     The Notes are a new issue of securities with no established trading market. Ford Credit has been advised by the Underwriters that they intend to make a market in the Notes, but they are not obligated to do so and may discontinue such market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     In connection with the offering, the Underwriters may purchase and sell the Notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created by the Underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Notes; and syndicate short positions created by the Underwriters involve the sale by the Underwriters of a greater number of Notes than they are required to purchase from Ford Credit in the offering. These activities may stabilize, maintain or otherwise affect the market price of the Notes, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the Luxembourg Stock Exchange, the Singapore Stock Exchange, the over-the-counter market or otherwise.

     All secondary trading in the Notes will settle in immediately available funds. See "Description of Notes -- Global Clearance and Settlement Procedures".

     It is expected that delivery of the Notes will be made against payment
therefor on or about June   , 1998 (such settlement cycle being herein referred
to as "T+ _ "). Purchasers of Notes should note that the ability to settle secondary market trades of the Notes effected on the date of pricing and the next succeeding business day may be affected by the T+ _ settlement.

     Ford Credit has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. In the ordinary course of their respective business, affiliates of Chase Securities Inc. engage in general financing and banking transactions with both Ford and Ford Credit.

                              GENERAL INFORMATION

     Application has been made to list the Notes on the Luxembourg Stock Exchange. In connection with the listing application, the Certificate of Incorporation and the By-Laws of Ford Credit and a legal notice relating to the issuance of the Notes have been deposited prior to listing with Greffier en Chef du Tribunal d'Arrondissement de et a Luxembourg, where copies thereof may be obtained upon request. Copies of the above documents together with this Prospectus Supplement, the accompanying Prospectus, the Indenture and Ford Credit's current Annual and Quarterly Reports, as well as all future Annual Reports and Quarterly Reports, so long as any of the Notes are outstanding, will be made available for inspection at the main office of Banque Internationale a Luxembourg S.A. in Luxembourg. Banque Internationale a Luxembourg S.A. will act as intermediary between the Luxembourg Stock Exchange and Ford Credit and the holders of the Notes. In addition, copies of the Annual Reports and Quarterly Reports of Ford Credit may be obtained free of charge at such office.

     Application has also been made to list the Notes on the Singapore Stock Exchange. So long as any of the Notes remain outstanding, copies of the Indenture, this Prospectus Supplement, the accompanying Prospectus, and the Certificate of Incorporation and By-Laws of Ford Credit will be available for inspection at the offices of The Chase Manhattan Bank, 150 Beach Road, Gateway West, 31st Floor, Singapore 189720. In addition, copies of all documents incorporated in this document and the accompanying Prospectus by reference and copies of all future annual reports and quarterly reports of Ford Credit may be obtained, free of charge, at the offices of The Chase Manhattan Bank in Singapore.

     Other than as disclosed or contemplated herein or in the documents incorporated herein by reference, there has been no material adverse change in the financial position of Ford Credit since March 31, 1998.

     Neither Ford Credit nor any of its subsidiaries is involved in litigation, arbitration, or administrative proceedings relating to claims or amounts that are material in the context of the issue of the Notes and Ford Credit is not aware of any such litigation, arbitration, or administrative proceedings pending or threatened.

     Ford Credit accepts responsibility for the information contained in this Prospectus Supplement and accompanying Prospectus.

     Resolutions relating to the issue and sale of the Notes were adopted by the Board of Directors of Ford Credit on March 14, 1997.

     The Notes have been assigned Euroclear and Cedel Common Code No.          ,
International Security Identification Number (ISIN)                    and CUSIP
No.               .                                -------------------

                           FORD MOTOR CREDIT COMPANY
                                DEBT SECURITIES

     Ford Credit, in May 1998 and December 1997, respectively, registered with the Securities and Exchange Commission $10,000,000,000 and $5,000,000,000 aggregate principal amount of its Debt Securities consisting of notes and/or debentures denominated in United States dollars or any other currency or currencies, to be offered from time to time in one or more series, on terms to be determined at or prior to the time of sale. In addition to the $10,000,000,000 principal amount of Debt Securities registered in May 1998 pursuant to the Registration Statement of which this Prospectus is a part, the principal amount of Debt Securities covered by this Prospectus includes $400,000,000 principal amount of Debt Securities registered in December 1997. The Prospectus Supplement accompanying this Prospectus sets forth, with respect to the particular series of Debt Securities for which this Prospectus and the Prospectus Supplement are being delivered, the specific title, the aggregate principal amount, the authorized denominations, the currencies of issue and payment, the initial public offering price, the maturity, the interest rate or rates (which may be either fixed or variable), if any and/or method of determination thereof, the time of payment of any interest, any redemption, extension or early repayment terms, any provision for sinking fund payments, the net proceeds to Ford Credit, the form of Debt Securities and other specific terms relating to such series of Debt Securities.

     Ford Credit may sell the Debt Securities to or through underwriters, and also may sell the Debt Securities directly to other purchasers or through agents. See "Plan of Distribution". In addition, the Debt Securities may be sold to dealers at the applicable price to the public set forth in the Prospectus Supplement relating to a particular series of Debt Securities who later resell to investors. Such dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). If any agents of Ford Credit, or any underwriters, are involved in the sale of any Debt Securities, the names of such agents or underwriters and any applicable commissions or discounts will be set forth in the accompanying Prospectus Supplement.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COM-
     MISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPEC-
       TUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this Prospectus is June 1, 1998.

                             AVAILABLE INFORMATION

     FORD MOTOR CREDIT COMPANY ("FORD CREDIT") AND FORD MOTOR COMPANY ARE SUBJECT TO THE INFORMATIONAL REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934 AND IN ACCORDANCE THEREWITH FILE REPORTS AND OTHER INFORMATION WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION"). AS USED HEREIN OR IN THE PROSPECTUS SUPPLEMENT, "FORD" REFERS TO FORD MOTOR COMPANY AND ITS SUBSIDIARIES UNLESS THE CONTEXT OTHERWISE REQUIRES. SUCH REPORTS AND OTHER INFORMATION CAN BE INSPECTED AND COPIED AT THE PUBLIC REFERENCE FACILITIES MAINTAINED BY THE COMMISSION AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549 AND AT THE FOLLOWING REGIONAL OFFICES OF THE COMMISSION: 7 WORLD TRADE CENTER, 13TH FLOOR, NEW YORK, NEW YORK 10048 AND CITICORP CENTER, 500 WEST MADISON STREET, SUITE 1400, CHICAGO, ILLINOIS 60661. COPIES OF SUCH MATERIAL CAN BE OBTAINED FROM THE PUBLIC REFERENCE SECTION OF THE COMMISSION AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549 AT PRESCRIBED RATES. THE COMMISSION MAINTAINS A WEB SITE THAT CONTAINS REPORTS, PROXY AND INFORMATION STATEMENTS AND OTHER INFORMATION REGARDING FORD AND FORD CREDIT (HTTP://WWW.SEC.GOV). SUCH REPORTS AND OTHER INFORMATION CONCERNING FORD CREDIT AND FORD CAN ALSO BE INSPECTED AT THE OFFICES OF THE NEW YORK STOCK EXCHANGE, INC., 20 BROAD STREET, NEW YORK, NEW YORK 10005, AND, WITH RESPECT TO FORD CREDIT, ALSO AT THE OFFICES OF THE AMERICAN STOCK EXCHANGE, INC., 86 TRINITY PLACE, NEW YORK, NEW YORK 10006, ON WHICH CERTAIN OF FORD CREDIT'S DEBT SECURITIES ARE LISTED.

     Ford Credit has filed with the Commission a Registration Statement under the Securities Act with respect to the Debt Securities offered hereby. This Prospectus, the Prospectus Supplement and any Pricing Supplement do not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. The information so omitted may be obtained from the Commission's principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.

                            ------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Ford Credit's Annual Report on Form 10-K for the year ended December 31, 1997 (the "1997 10-K Report"), Ford Credit's Quarterly Report on Form 10-Q for the period ended March 31, 1998 (the "First Quarter 10-Q Report") and Ford Credit's Current Reports on Form 8-K dated January 12, 1998, February 3, 1998 (the "February 8-K Report"), February 11, 1998, March 30, 1998, April 16, 1998 and April 27, 1998 are incorporated in this Prospectus by reference. All documents filed by Ford Credit pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this Prospectus and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Such reports include, and such documents may include, information concerning Ford, as well as Ford Credit.

                       INFORMATION CONCERNING FORD CREDIT

     Ford Credit was incorporated in Delaware in 1959 and is an indirect wholly-owned subsidiary of Ford. As used herein "Ford Credit" refers to Ford Motor Credit Company and its subsidiaries unless the context otherwise requires.

     Ford Credit and its subsidiaries provide wholesale financing and capital loans to Ford Motor Company retail dealerships and associated non-Ford dealerships throughout the world, most of which are privately owned and financed, and purchase retail installment sale contracts and retail leases from them. Ford Credit also makes loans to vehicle leasing companies, the majority of which are affiliated with such dealerships. In addition, subsidiaries of Ford Credit provide these financing services in the United States, Europe, Canada and Australia to non-Ford dealerships. A substantial majority of all new vehicles financed by Ford Credit are manufactured by Ford and its affiliates. Ford Credit also provides retail financing for used vehicles built by Ford and other manufacturers. In addition to vehicle financing, Ford Credit makes loans to affiliates of Ford and finances certain receivables of Ford and its subsidiaries.

     Ford Credit also conducts insurance operations through The American Road Insurance Company ("American Road") and its subsidiaries in the United States and Canada. American Road's business consists of extended service plan contracts for new and used vehicles manufactured by affiliated and nonaffiliated companies, primarily originating from Ford dealers, physical damage insurance covering vehicles and equipment financed at wholesale by Ford Credit, and the reinsurance of credit life and credit disability insurance for retail purchasers of vehicles and equipment.

     The mailing address of Ford Credit's executive offices is The American Road, Dearborn, Michigan 48121, United States of America. The telephone number of such offices is (313) 322-3000.
                            ------------------------

                          INFORMATION CONCERNING FORD

     Ford was incorporated in Delaware in 1919 and acquired the business of a Michigan company, also known as Ford Motor Company, incorporated in 1903 to produce automobiles designed and engineered by Henry Ford. Ford is the world's largest producer of trucks and the second largest producer of cars and trucks combined. Ford and its subsidiaries also engage in automotive-related businesses, such as, financing and renting vehicles and manufacturing automotive components and systems.

     Ford's two principal business segments are Automotive and Financial Services. The activities of the Automotive segment consist of the design, manufacture, assembly and sale of cars and trucks and related parts and accessories. Substantially all of Ford's automotive products are marketed through retail dealerships, most of which are privately owned and financed.

     The primary activities of the Financial Services segment consist of financing operations, vehicle and equipment leasing and rental operations, and insurance operations. These activities primarily are conducted through Ford's subsidiaries, Ford Credit and The Hertz Corporation.

                            ------------------------

     THIS PROSPECTUS CONTAINS BRIEF SUMMARIES OF CERTAIN MORE DETAILED INFORMATION CONTAINED IN DOCUMENTS INCORPORATED HEREIN BY REFERENCE. SUCH SUMMARIES ARE QUALIFIED IN THEIR ENTIRETY BY THE DETAILED INFORMATION CONTAINED IN THE INCORPORATED DOCUMENTS.

                            ------------------------

                                USE OF PROCEEDS

     Except as otherwise provided in the Prospectus Supplement, the net proceeds from the sale of the Debt Securities will be added to the general funds of Ford Credit and will be available for the purchase of receivables, for loans and for use in connection with the retirement of debt. Such proceeds initially may be used to reduce short-term borrowings (commercial paper, borrowings under bank lines of credit and borrowings under agreements with bank trust departments) or may be invested temporarily in short-term securities.

     Ford Credit expects to issue additional long-term and short-term debt from time to time. The nature and amount of Ford Credit's long-term and short-term debt and the proportionate amount of each can be expected to vary from time to time, as a result of business requirements, market conditions and other factors.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities are to be issued in one or more series under an Indenture dated as of February 1, 1985, as supplemented from time to time (the "Indenture"), between Ford Credit and The Chase Manhattan Bank ("Chase"), Trustee. The term "Trustee", as used herein, shall mean Chase and, if at any time there is more than one Trustee acting under the Indenture, the term "Trustee" as used herein with respect to Indenture Securities (as defined below) of any particular series shall mean the Trustee with respect to the Indenture Securities of such series. The following statements with respect to the Debt Securities are subject to the detailed provisions of the Indenture, the form of which is filed as an exhibit to the Registration Statement. Parenthetical references below are to the Indenture or the respective Forms of Security contained therein and, whenever any particular provision of the Indenture or any term used therein is referred to, such provision or term is incorporated by reference as a part of the statement in connection with which such reference is made, and the statement in connection with which such reference is made is qualified in its entirety by such reference.

     The particular terms of each series of Debt Securities, as well as any modification or addition to the general terms of the Debt Securities as herein described, which may be applicable to a particular series of Debt Securities, are described in the Prospectus Supplement relating to such series of Debt Securities and will be set forth in a filing with the Commission. Accordingly, for a description of the terms of a particular series of Debt Securities, reference must be made to the Prospectus Supplement relating to such series and to the description of Debt Securities set forth in this Prospectus.

GENERAL

     The Debt Securities offered hereby will be limited to $10,400,000,000 aggregate principal amount or the equivalent thereof in any currency, although the Indenture provides that additional debt securities may be issued thereunder up to the aggregate principal amount, which is not limited by the Indenture, authorized from time to time by Ford Credit's Board of Directors. So long as a single Trustee is acting for the benefit of the holders of all the Debt Securities offered hereby and any such additional debt securities issued under the Indenture, the Debt Securities and any such additional debt securities are herein collectively referred to as the "Indenture Securities". The Indenture also provides that there may be more than one Trustee under the Indenture, each with respect to one or more different series of Indenture Securities. See also "Trustee" herein. At any time when two or more Trustees are acting, each with respect to only certain series, the term "Indenture Securities" as used herein shall mean the one or more series with respect to which each respective Trustee is acting and the powers and trust obligations of each such Trustee as described herein shall extend only to the one or more series of Indenture Securities for which it is acting as Trustee. The effect of the provisions contemplating that there might be more than one Trustee acting for different series of Indenture Securities is that, in that event, those Indenture Securities (whether of one or more than one series) for which each Trustee is acting would be treated as if issued under a separate indenture.

     The Prospectus Supplement which accompanies this Prospectus sets forth a description of the particular series of Debt Securities being offered thereby, including: (1) the designation or title of such Debt Securities; (2) the aggregate principal amount of such Debt Securities; (3) the percentage of their principal amount at which such Debt Securities will be offered; (4) the date or dates on which the principal of such Debt Securities will be payable; (5) the rate or rates (which may be either fixed or variable) and/or the method of determination of such rate or rates at which such Debt Securities shall bear interest, if any; (6) the date or dates from which any such interest shall accrue, or the method of determination of such date or dates, and the date or dates on which any such interest shall be payable; (7) the terms for redemption, extension or early repayment of such Debt Securities, if any; (8) the denominations in which such Debt Securities are authorized to be issued; (9) the currencies in which such Debt Securities are issued or payable; (10) the provisions for a sinking fund, if any; (11) any additional restrictive covenants included for the benefit of the holders of such Debt Securities; (12) any additional Event of Default with respect to such Debt Securities; (13) whether such Debt Securities are issuable as a Global Security; and (14) any other term or provision relating to such Debt Securities which is not inconsistent with the provisions of the Indenture.

     One or more series of Debt Securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Federal income tax consequences and special considerations applicable thereto will be described in the Prospectus Supplement relating to any such Debt Securities.

     The Debt Securities will be unsecured obligations of Ford Credit and will rank prior to all subordinated indebtedness of Ford Motor Credit Company (parent company only) and pari passu with all other unsecured and unsubordinated indebtedness of Ford Motor Credit Company (parent company only).

     Except as otherwise provided in the Prospectus Supplement, principal, premium, if any, and interest, if any, will be payable at an office or agency to be maintained by Ford Credit in New York City, except that at the option of Ford Credit interest may be paid by check mailed to the person entitled thereto. (Form of Security and Sections 10.01 and 10.02).

     Except as otherwise provided in the Prospectus Supplement, the Debt Securities will be issued only in fully registered form without coupons and may be presented for registration of transfer or exchange at the corporate trust office of the Trustee. No service charge will be made for any transfer or exchange of the Debt Securities, but Ford Credit may require payment of a sum to cover any tax or other governmental charge payable in connection therewith. (Section 3.05).

BOOK-ENTRY, DELIVERY AND FORM

     Unless otherwise specified in the applicable Prospectus Supplement, each series of Debt Securities will be issued in the form of one or more fully registered Global Notes (the "Global Notes") which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depository") and registered in the name of Cede & Co., the Depository's nominee. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of the Depository or to a successor of the Depository or its nominee.

     The Depository has advised as follows: It is a limited-purpose trust company which holds securities for its participating organizations (the "Participants") and facilitates the settlement among Participants of securities transactions in such securities through electronic book-entry changes in its Participants' accounts. Participants include securities brokers and dealers (including certain of the underwriters or agents), banks and trust companies, clearing corporations and certain other organizations. Access to the Depository's system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("indirect participants"). Persons who are not Participants may beneficially own securities held by the Depository only through Participants or indirect participants.

     The Depository advises that its established procedures provide that (i) upon issuance of the Debt Securities by Ford Credit the Depository will credit the accounts of Participants designated by the underwriters or agents with the principal amounts of the Debt Securities purchased by the underwriters or through the agents, and (ii) ownership of interests in the Global Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depository, the Participants and the indirect participants. The laws of some states may require that certain persons take physical delivery in definitive form of securities which they own. Consequently, the ability to transfer beneficial interests in the Global Notes is limited to such extent.

     So long as a nominee of the Depository is the registered owner of the Global Notes, such nominee for all purposes will be considered the sole owner or holder of such Debt Securities under the Indenture. Except as provided below or in the Prospectus Supplement, owners of beneficial interests in the Global Notes will not be entitled to have Debt Securities registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities in definitive form, and will not be considered the owners or holders thereof under the Indenture.

     Neither Ford Credit, the Trustee, any Paying Agent nor the Security Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     Principal and interest payments on the Debt Securities registered in the name of the Depository's nominee will be made by the Trustee to the Depository. Under the terms of the Indenture, Ford Credit and the Trustee will treat the persons in whose names the Debt Securities are registered as the owners of such Debt Securities for the purpose of receiving payment of principal and interest on the Debt Securities and for all other purposes whatsoever. Therefore, neither Ford Credit, the Trustee nor any Paying Agent has any direct responsibility or liability for the payment of principal or interest on the Debt Securities to owners of beneficial interests in the Global Notes. The Depository has advised Ford Credit and the Trustee that its present practice is to credit the accounts of the Participants on the appropriate payment date in accordance with their respective holdings in principal amount of beneficial interests in the Global Notes as shown on the records of the Depository, unless the Depository has reason to believe that it will not receive payment on such payment date. Payments by Participants and indirect participants to owners of beneficial interests in the Global Notes will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of the Participants or indirect participants.

     If the Depository is at any time unwilling or unable to continue as depository and a successor depository is not appointed by Ford Credit within 90 days, Ford Credit will issue Debt Securities in definitive form in exchange for the Global Notes. In addition, Ford Credit may at any time determine not to have a series of Debt Securities represented by Global Notes and, in such event, will issue Debt Securities of such series in definitive form in exchange for the Global Notes. In either instance, an owner of a beneficial interest in the Global Notes will be entitled to have Debt Securities of such series equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such Debt Securities in definitive form. Unless otherwise specified in the Prospectus Supplement, Debt Securities so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

SUBSIDIARIES

     The term "subsidiary of the Company" is defined in the Indenture as a corporation a majority of the outstanding voting stock of which is owned, directly or indirectly, by Ford Credit or by one or more subsidiaries of Ford Credit, or by Ford Credit and one or more subsidiaries of Ford Credit. The term "Restricted Subsidiary" is defined in the Indenture as a subsidiary of the Company, incorporated in or conducting the major part of its business in the United States, any of the activities of which includes insurance underwriting or which had, at the end of its last quarterly accounting period preceding the date of computation, assets with a value in excess of $1 million representing accounts or notes receivable resulting from the financing of new cars, trucks, tractors and farm and industrial equipment manufactured or sold by Ford or from the financing of used cars, trucks, tractors and farm and industrial equipment of the same types, whether manufactured by Ford or others. (Section 1.01).

LIMITATION ON LIENS

     If Ford Credit or any Restricted Subsidiary shall pledge or otherwise subject to any lien (such a pledge or lien is defined in the Indenture as a "Mortgage") any of its property or assets, Ford Credit will secure or cause such Restricted Subsidiary to secure the Indenture Securities equally and ratably with (or prior to) the indebtedness secured by such Mortgage. This restriction does not apply to Mortgages securing such indebtedness which shall not exceed $5 million in the aggregate at any one time outstanding and does not apply to (a) certain Mortgages created or incurred to secure financing of the export or marketing of goods outside the United States, (b) Mortgages on accounts receivable payable in foreign currencies securing indebtedness incurred and payable outside the United States, (c) Mortgages in favor of Ford Credit or any Restricted Subsidiary, (d) Mortgages in favor of governmental bodies to secure progress, advance or other payments, or deposits with any governmental body required in connection with the business of Ford Credit or a Restricted Subsidiary, (e) deposits made in connection with pending litigation, (f) Mortgages existing at the time of acquisition of the assets secured thereby (including acquisition through merger or consolidation) and certain purchase money Mortgages, and (g) any extension, renewal or replacement of any Mortgage or Mortgages referred to in the foregoing clauses (a) through (f), inclusive. (Section 10.04).

MERGER AND CONSOLIDATION

     The Indenture provides that no consolidation or merger of Ford Credit with or into any other corporation shall be permitted, and no sale or conveyance of its property as an entirety, or substantially as an entirety, may be made to another corporation, if, as a result thereof, any asset of Ford Credit or a Restricted Subsidiary would become subject to a Mortgage, unless the Indenture Securities shall be equally and ratably secured with (or prior to) the indebtedness secured by such Mortgage, or unless such Mortgage could be created pursuant to Section 10.04 (see "Limitation on Liens" above) without equally and ratably securing the Indenture Securities. (Section 8.03).

EVENTS OF DEFAULT AND NOTICE THEREOF

     Except as may otherwise be provided in an indenture supplemental to the Indenture, the following events in respect of a particular series of Indenture Securities are defined in the Indenture as "Events of Default": (a) failure to pay interest for 30 days after becoming due; (b) failure to pay the principal or premium, if any, for five business days after becoming due at maturity, on redemption or otherwise; (c) failure to make a sinking fund payment for five days after becoming due; (d) failure to perform any other covenants for 90 days after notice; and (e) certain events of bankruptcy, insolvency or reorganization. (Section 5.01).

     If an Event of Default in respect of a particular series of Indenture Securities outstanding occurs and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the Indenture Securities outstanding of such series may declare the principal amount (or, if the Indenture Securities of such series are Original Issue Discount Securities (as defined in the indenture), such portion of the principal amount as may be specified in the terms of such series) of all of the Indenture Securities of such series to be due and payable immediately. At any time after such a declaration of acceleration in respect of a particular series of Indenture Securities has been made, but before a judgment or decree for the payment of money due upon acceleration has been obtained by the Trustee, the holders of a majority in aggregate principal amount of the Indenture Securities outstanding of such series may, under certain circumstances, waive all defaults and rescind and annul such declaration and its consequences if all Events of Default in respect of the Indenture Securities of such series, other than the non-payment of principal due solely by such declaration of acceleration, have been cured or waived as provided in the Indenture. (Section 5.02).

     The Indenture provides that the Trustee shall, within 90 days after the occurrence of a default in respect of a particular series of Indenture Securities, give the holders of such series notice of all uncured defaults known to it (the term "default" to include the events specified above without grace periods); provided that, except in the case of default in the payment of the principal of, or premium, if any, on, or interest on any of the Indenture Securities of such series, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the holders of such series. (Section 6.01).

     Pursuant to the terms of the Indenture, Ford Credit is required to furnish to the Trustee annually a statement of certain officers of Ford Credit stating whether or not to the best of their knowledge Ford Credit is in default in respect of any series of Indenture Securities in the performance and observance of the terms of the Indenture and, if Ford Credit is in default, specifying such default and the nature thereof. (Section 10.05).

     The Indenture provides that the holders of a majority in aggregate principal amount of all Indenture Securities of a particular series then outstanding will have the right to waive certain defaults in respect of such series and, subject to certain limitations, to direct the time, method and place of conducting any proceedings for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (Sections 5.12 and 5.13).

MODIFICATION OF THE INDENTURE

     With certain exceptions, the Indenture, the rights and obligations of Ford Credit and the rights of the holders of a particular series may be modified by Ford Credit with the consent of the holders of not less than 66 2/3% in aggregate principal amount of the Indenture Securities of such series then outstanding; but no such modification may be made which would (i) extend the fixed maturity of any Indenture Security of such series, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, without the consent of the holder of each Indenture Security of such series so affected; or (ii) reduce the above-stated percentage of Indenture Securities of such series, the consent of the holders of which is required to modify or alter the Indenture, without the consent of the holders of all Indenture Securities of such series then outstanding. (Section 9.02).

TRUSTEE

     The Trustee may resign or be removed with respect to one or more series of Indenture Securities and a successor Trustee may be appointed to act with respect to such one or more series. (Section 6.08). In the event that there shall be two or more persons acting as Trustee with respect to different series of Indenture Securities, each such Trustee shall be a trustee of a trust or trusts under the Indenture separate and apart from the trust or trusts administered by any other such Trustee, and any action described herein to be taken by the "Trustee" may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of Indenture Securities for which it is acting as Trustee. (Section 6.09).

CONCERNING CHASE

     The Chase Manhattan Bank, Trustee under the Indenture, is also the trustee under indentures covering a number of outstanding issues of notes and debentures of Ford Credit, is a depositary of Ford Credit and Ford, has from time to time made loans to Ford Credit, Ford and its subsidiaries and has performed other services for such companies in the normal course of its business.

                              PLAN OF DISTRIBUTION

     Ford Credit may sell the Debt Securities to or through underwriters, and also may sell the Debt Securities directly to one or more other purchasers or through agents.

     The Prospectus Supplement sets forth the terms of the offering of the particular series of Debt Securities to which such Prospectus Supplement relates, including (i) the name or names of any underwriters or agents with whom Ford Credit has entered into arrangements with respect to the sale of such series of Debt Securities, (ii) the initial public offering or purchase price of such series of Debt Securities, (iii) any underwriting discounts, commissions and other items constituting underwriters' compensation from Ford Credit and any other discounts, concessions or commissions allowed or reallowed or paid by any underwriters to other dealers, (iv) any commissions paid to any agents, (v) the net proceeds to Ford Credit, and (vi) the securities exchanges, if any, on which such series of Debt Securities will be listed.

     Unless otherwise set forth in the Prospectus Supplement relating to a particular series of Debt Securities, the obligations of the underwriters to purchase such series of Debt Securities will be subject to certain conditions precedent and each of the underwriters with respect to such series of Debt Securities will be obligated to purchase all of the Debt Securities of such series allocated to it if any such Debt Securities are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     The Debt Securities may be offered and sold by Ford Credit directly or through agents designated by Ford Credit from time to time. Unless otherwise indicated in the Prospectus Supplement, any such agent or agents will be acting on a best efforts basis for the period of its or their appointment. Any agent participating in the distribution of the Debt Securities may be deemed to be an "underwriter", as that term is defined in the Securities Act, of the Debt Securities so offered and sold. The Debt Securities also may be sold to dealers at the applicable price to the public set forth in the Prospectus Supplement relating to a particular series of Debt Securities who later resell to investors. Such dealers may be deemed to be "underwriters" within the meaning of the Securities Act.

     If so indicated in the Prospectus Supplement relating to a particular series of Debt Securities, Ford Credit will authorize underwriters or agents to solicit offers by certain institutions to purchase Debt Securities of such series from Ford Credit pursuant to delayed delivery contracts providing for payment and delivery at a future date. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

     Underwriters and agents may be entitled, under agreements entered into with Ford Credit, to indemnification by Ford Credit against certain civil liabilities, including liabilities under the Securities Act.

                                 LEGAL OPINIONS

     The legality of the Debt Securities offered hereby will be passed on for Ford Credit by H. D. Smith, Esq., Secretary and Corporate Counsel of Ford Credit, or other counsel satisfactory to any underwriters or agents, and for any underwriters or agents by Shearman & Sterling, 599 Lexington Avenue, New York, N.Y. Mr. Smith is a full-time employee of Ford Credit and owns and holds options to purchase shares of Common Stock of Ford. Shearman & Sterling have in the past provided, and may continue to provide, legal services to Ford and its subsidiaries, including Ford Credit.

                                    EXPERTS

     The consolidated financial statements which are incorporated in this Prospectus by reference to the 1997 10-K Report and the February 8-K Report have been audited by Coopers & Lybrand L.L.P., 400 Renaissance Center, Detroit, Michigan 48243, independent certified public accountants, to the extent indicated in their reports therein, and have been so incorporated in reliance upon the report of that firm, given on their authority as experts in accounting and auditing.

     With respect to the unaudited interim financial information of Ford Credit for the periods ended March 31, 1998 and 1997, included in the First Quarter 10-Q Report, incorporated by reference in this Prospectus, Coopers & Lybrand have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their report included in the First Quarter 10-Q Report states that they did not audit and they do not express an opinion on that interim financial information. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because such report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of such Act.

                     [THIS PAGE INTENTIONALLY LEFT BLANK.]

                     [THIS PAGE INTENTIONALLY LEFT BLANK.]

                              PRINCIPAL OFFICES OF
                           FORD MOTOR CREDIT COMPANY
                               The American Road
                            Dearborn, Michigan 48121

                                    TRUSTEE

                            The Chase Manhattan Bank
                              450 West 33rd Street
                            New York, New York 10001

                                  PAYING AGENT

                            The Chase Manhattan Bank
                                Ulmenstrasse 30,
                        60325 Frankfurt am Main, Germany

                    LUXEMBOURG STOCK EXCHANGE LISTING AGENT

                    Banque Internationale a Luxembourg S.A.
                                69 route d'Esch
                               L-1470 Luxembourg

                                 LEGAL ADVISERS

         To Ford Motor Company as to        Special United States Tax Counsel to
              United States Law                   Ford Motor Credit Company
                 H.D. SMITH                           SULLIVAN & CROMWELL
       Secretary and Corporate Counsel                 125 Broad Street
          Ford Motor Credit Company               New York, New York 10004
              The American Road
          Dearborn, Michigan 48121

             To the Underwriters                               To the Issue
           as to United States Law                          as to Singapore Law
             SHEARMAN & STERLING                             YOONG & PARTNERS
            599 Lexington Avenue                          11 Collyer Quay #05-06
          New York, New York 10022                              The Arcade
                                                             Singapore 049317

                                  AUDITORS TO
                                   FORD MOTOR
                                 CREDIT COMPANY
                            COOPERS & LYBRAND L.L.P.
                             400 Renaissance Center
                            Detroit, Michigan 48243

=========================================================

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS

                                           PAGE
                                           ----
PROSPECTUS SUPPLEMENT
Incorporation of Certain Documents By
  Reference............................     S-3
Directors and Principal Executive
  Officers of Ford Credit..............     S-4
Use of Proceeds........................     S-4
Capitalization of Ford Motor Credit
  Company and Subsidiaries.............     S-5
Exchange Rate Information..............     S-6
Description of Notes...................     S-7
Information on Foreign Exchange
  Exposure.............................    S-14
Certain United States Tax Documentation
  Requirements.........................    S-15
United States Taxation of Non-United
  States Persons.......................    S-16
Information Concerning Ford Credit.....    S-17
Ford Motor Credit Company and
  Consolidated Subsidiaries -- Selected
  Financial Data.......................    S-19
Information Concerning Ford............    S-22
Selected Financial Data and Other Data
  of Ford..............................    S-23
Financial Review of Ford...............    S-24
Industry Data and Market Share of
  Ford.................................    S-27
Ratio of Earnings to Fixed Charges.....    S-27
Underwriting...........................    S-28
General Information....................    S-30
PROSPECTUS
Available Information..................       2
Incorporation of Certain Documents by
  Reference............................       2
Information Concerning Ford Credit.....       3
Information Concerning Ford............       3
Use of Proceeds........................       4
Description of Debt Securities.........       4
Plan of Distribution...................       9
Legal Opinions.........................       9
Experts................................      10

=========================================================
=========================================================
                                DM2,000,000,000

                                   FORD MOTOR

                                 CREDIT COMPANY
                            % NOTES DUE JUNE    , 20
                               ------------------

                             PROSPECTUS SUPPLEMENT

                               ------------------

                            GOLDMAN, SACHS & CO. OHG

                        ABN AMRO BANK (DEUTSCHELAND) AG
                         COMMERZBANK AKTIENGESELLSCHAFT
                 CREDIT SUISSE FIRST BOSTON AKTIENGESELLSCHAFT
                                 DEUTSCHE BANK
                           DRESDNER KLEINWORT BENSON
                             SOCIETE GENERALE S.A.
=========================================================